
09002441



FuelCell Energy

Ultra-Clean Efficient Reliable Power

FuelCell Energy, Inc.

2008 *Annual Report*

Financial Highlights

Fiscal Year Ended October 31, (Dollars in thousands, except per share data)	2008	2007	2006	2005
Product sales and revenues	$ 82,748	$ 32,517	$ 21,514	$ 17,398
Research and development contract revenues	$ 17,987	$ 15,717	$ 11,774	$ 12,972
Total revenues	$100,735	$ 48,234	$ 33,288	$ 30,370
Net loss to common shareholders	$(96,565)	$(71,882)	$(84,222)	$(74,263)
Basic and diluted loss per share:				
Continuing operations	$ (1.41)	$ (1.16)	$ (1.65)	$ (1.51)
Discontinued operations	$ —	$ —	$ —	$ 0.03
Net loss to common shareholders	$ (1.41)	$ (1.16)	$ (1.65)	$ (1.54)
Total assets	$185,476	$253,188	$206,652	$265,520
Total shareholders' equity	$ 47,058	$134,022	$100,795	$130,964
Total cash and investments	$ 86,883	$153,631	$120,587	$179,960

FUELCELL ENERGY, INC. (NASDAQ NM: FCEL) is the world leader in the development and manufacture of highly efficient fuel cell power plants for ultra-clean, reliable power generation.

Our Direct FuelCell® (DFC®) power plants produce power electrochemically – at 47 percent electrical efficiency compared with 30 to 40 percent for competing distributed generation technologies.The absence of combustion results in near-zero nitrous oxides (NOx), and particulate matter. Additionally, due to their high electrical efficiency levels, DFC power plants produce much lower carbon dioxide (CO_2) than other distributed generation power plants of similar size. When our fuel cells' byproduct, high-grade heat, is used in Combined Heat and Power (CHP) applications, customers can achieve up to 80 percent efficiency, depending on the application. Our fuel cell power plants are highly reliable, delivering over 90 percent availability, and are scalable for commercial, industrial, municipal and grid applications from 350 kilowatts to 50 megawatts. FuelCell Energy DFC power plants are operating at over 50 locations around the world and have generated over 260 million kilowatt hours.

Page 1 Photos (top to bottom): 2.4 MW at POSCO Power headquarters in South Korea, 1.2 MW at Turlock Irrigation District in California, 1.2 MW at Pepperidge Farm Bakery in Connecticut, 600 kW at Gills Onions in California.

Letter to Shareholders



The company delivered a record year in fiscal 2008. Last year, we more than doubled revenues to $100.7 million, tripled our production rate, and, for the fifth consecutive year, met aggressive cost-reduction goals. Even in the midst of the current global economic crisis, we finished the year with an order backlog of 32.5 megawatts (MW), more than double the year before, almost all of which is for our flagship MW and multi-MW power plants.

Breakthrough Achievements in 2008

Last April, we closed the largest single order in our history. POSCO Power, our manufacturing and distribution partner for South Korea, ordered 25.6 MW of our megawatt-class (MW-class) power plants and modules, representing approximately $70 million in sales. This followed an earlier order for two DFC3000 power plants, bringing POSCO Power's order total for the fiscal year to 30.4 MW – double the orders from all customers in 2007. POSCO Power also opened its state-of-the-art balance of plant (BOP) manufacturing facility, putting it on course to begin manufacturing BOP by the end of fiscal 2009.

We shipped 4.45 MW of power plants to California in 2008, which now hosts 23 percent of our installations and backlog. Approximately 50 percent of our sites in California are wastewater treatment facilities or food and beverage processors. These customers generate biogas that can be used as a renewable and cost-effective fuel to run fuel cell power plants. They also use the fuel cells' byproduct heat for other operations resulting in up to 80 percent efficiency while reducing emissions and operating costs.



Connecticut's Project 150 Round 2 concluded with the Department of Public Utility Control's (DPUC) approval of 16.2 MW of projects in January 2008. Also in Connecticut, we installed our 1.2 MW DFC1500 at Pepperidge Farm Bakery in Bloomfield – a repeat customer. The Bloomfield facility now gets 70 percent of its electricity from our fuel cells and it uses the byproduct heat in its operations, enabling it to achieve up to 80 percent efficiency while benefiting from substantial power cost savings.

We doubled revenues to $100.7 million, tripled our production rate and met aggressive cost-reduction goals.



Last fall, we installed our first Direct FuelCell-Energy Recovery Generation™ (DFC-ERG™) system in Toronto, a 2.2 MW power plant that combines our fuel cells with a turbo expander to provide gas utilities with significantly increased energy efficiency, clean power, reduced emissions, and a new revenue stream from the electricity that can be sold to the grid.



Last April, we closed on the largest single order in our history. POSCO Power ordered 25.6 MW of fuel cell power plants.

Our cost reduction program resulted in a gross margin improvement of 15 percent in 2008. We began manufacturing our 2007 cost-reduced designs and we produced more MW-class power plants than at any time in our history. Also in 2008, we achieved another significant cost reduction of 20 percent for our MW-class plants from an increase in stack output to 350 kilowatts (kW) from 300 kW, value engineering, manufacturing process improvements, and our global sourcing program.

On a related track, we increased our annual production rate to 30 MW to meet the growing demand for our power plants. We also increased our MW-class testing and conditioning capacity to 50 MW annually. With our current backlog, these moves give us the ability to meet our delivery deadlines and the production capacity to increase our run rate as demand warrants.



2.2 MW DFC-ERG at Enbridge Inc. headquarters in Toronto, Canada

Government Research and Development Contracts

We made excellent progress in our government research efforts in 2008. At the end of the fiscal year, we completed Phase I of a 10-year, three-phase program for the Department of Energy's Office of Fossil Energy Solid State Energy Conversion Alliance (SECA) Coal-Based Systems Cooperative Agreement with the achievement of the program's milestones. The SECA program's overall goal is to develop MW-class coal-based syngas (fuel created by reacting coal at high temperatures) solid oxide fuel cell (SOFC) power plants for use as high efficiency central generation facilities.

We began building a demonstration version of the Electrochemical Hydrogen Separation system. This DFC-H2 system produces electricity and usable heat while also generating hydrogen gas for transportation and industrial applications. Additionally, we completed our $24.0 million, eight-year Ship Service Fuel Cell Program that successfully demonstrated electricity production from a military logistic fuel for the U.S. Navy.

Also during the year, we met the objectives of the $12.0 million, six-year Vision 21 Program for the Department of Energy and we began developing initial designs for a megawatt-class DFC/Turbine. This effort combines our fuel cell with a turbine to achieve an electrical efficiency of approximately 58 percent, significantly higher than other distributed generation power plants and the average U.S. central generation fossil fuel power plant.



750 kW at Eastern Municipal Water District in California

Positive Outlook for 2009

We are entering 2009 with a solid backlog of orders and strong prospects despite the global recession. As an example, in South Korea, government initiatives provide a firm foundation for fuel cell projects.The Ministry of Strategy and Finance's $38.0 billion "Green New Deal" supports eco-friendly development projects, and fuel cells are considered the country's No. 2 economic driver. And because South Korea's incentives for fuel cell installations require the electricity to be put directly on the grid, they encourage the installation of multi-MW fuel cells. POSCO Power is building its sales and service organization and, based on their 2008 sales success, we expect continued sales growth there.

In the U.S. market, the first outlines of broad public policy for alternative energy began to take shape – similar to the type of support that previously accelerated the adoption of technologies like wind and solar. In October, the federal Investment Tax Credit for fuel cells was increased to $3,000 per kilowatt or 30 percent, whichever is less, and extended to 2016. Additionally, Congress amended it to include public utilities. This helps offset capital costs and makes fuel cell projects attractive to project financiers looking for tax-advantaged renewable energy projects.

This important development is timely because utilities are beginning to recognize the ability of fuel cells to relieve pressure on the power grid due to their distributed generation advantages. The Brattle Group estimates that the U.S. needs to spend $900 billion by 2030 to upgrade the grid to meet increased energy needs – not including the added cost for deployment of widespread clean energy generation. Some technologies require grid upgrades to bring power from where it's generated to where it's needed. Fuel cells strengthen existing grids by adding power precisely where it's needed most. Utilities will now be able to more widely use our power plants to address their clean energy needs because of their quiet operation, low emissions profile, and ability to scale – from 350 kW up to 50 MW per site.



POSCON's new 50 MW balance of plant manufacturing facility in Pohang, South Korea

This brings us to Connecticut, one of the country's 28 states plus Washington, D.C. that has a Renewable Portfolio Standard (RPS) requiring Connecticut utilities to buy 27 percent of their electricity from clean energy resources by 2020. Under this mandate, Project 150 was passed to facilitate the procurement process for the first 150 MW.

One of the projects proposed under Round 2 of Project 150 was a 9.0 MW DFC-ERG system to be located at a natural gas letdown station in Milford for Energy East Corporation. Natural gas letdown stations are located where natural gas from transcontinental pipelines is transferred to local distribution pipelines. When completed, this will be the largest fuel cell power plant in the world. The market for the DFC-ERG in Toronto, California, and the northeastern U.S. is estimated at 250 MW to 350 MW.

In January 2009, the DPUC issued its draft approval of two projects totaling 6.6 MW under Round 3, and the final decision is due in mid-February. After the final decision is issued, the project developers can proceed to negotiate power purchase agreements with the utilities and complete their financing. The projects include another DFC-ERG power plant and our first multi-MW Direct FuelCell/Turbine. Both projects will deliver electrical



2.4 MW of DFC1500 power plants at POSCO Power headquarters in Pohang, South Korea

efficiencies of close to 60 percent, equal to state-of-the-art large combined cycle power plants.

California took a major step forward to encourage the installation of our MW-class fuel cell power plants when it increased the cap on Self-Generation Incentive Program (SGIP) projects to 3 MW from 1 MW and increased the funding by $96 million, bringing the total available funds to approximately $179 million. This expansion of the SGIP makes clear that California recognizes the role of high energy efficiency and clean energy generation to further its energy independence and emissions goals.

The SGIP makes our products particularly economical for wastewater treatment facilities and food and beverage companies that produce their own biogas, which our fuel cells can use to produce ultra-clean power. Our fuel cell power plants substantially reduce their need for grid electricity, natural gas, and combustion engines, while increasing the reliability of their electricity supply. Customers not only gain

We are entering 2009 with a solid backlog of orders and strong prospects despite the global recession.

more economical, reliable operations, but also the benefits of near-zero emissions of NOX, SOX, and particulate matter, and much lower CO2.

Our government research and development business got off to an exciting start in January with the award of the Phase II contract for the DOE's SECA program. This is a $30.2 million program, $21 million of which will be funded by the DOE, and that extends through September of 2010. The goal of this phase is to build a minimum 250 kW SOFC stack that meets SECA requirements for performance and manufacturing cost.

The DFC/Turbine is the successful result of our Vision 21 program with the government, and a 3.2 MW project was one of the projects approved in the draft DPUC decision in January 2009. With its ultra-clean emissions profile and high efficiency, we expect that industries, institutions, and utilities with high electric load needs will find the DFC/Turbine an obvious choice.

Cost reduction is a critical piece of our strategic plan. Our goal is to become price competitive without subsidies when compared to other distributed generation technologies. Since 1997, product costs are down 85 percent, largely through value engineering, technology improvements like power increases, and supply chain management. With the cost reductions we achieved in 2008 for our MW-class products, and the fact that 94 percent of our backlog consists of MW-class products, we expect that our new 1.4 MW and 2.8 MW power plants will be our first gross margin positive units when they enter production later this year. As our production rate increases, we expect to see another 10 to 20 percent savings from increased global sourcing, manufacturing efficiencies, and process improvements.

Favorable Policy Proposals

The federal government is exploring a number of energy-related initiatives with the potential to substantially increase demand for our systems. With energy issues intimately linked to the nation's financial health, economic recovery plans are being tied closely to green technologies and the creation of millions of "green collar" jobs.

In fact, the U.S. Congress is debating a sweeping stimulus plan that is meant to create and save millions of jobs while jumpstarting the economy. Much of the plan is devoted to programs that increase energy efficiency for military installations and institutions like hospitals and universities, and to fund pilot projects for clean energy generation.

Aside from the stimulus plan, several other measures being considered could favorably impact our company. Among them is a federal RPS that would require utilities in every state to buy a certain percentage of their power from clean energy generators. Leaders from both political parties are calling for a cap-and-trade program to reduce greenhouse gas emissions and some are calling for a carbon tax. Whichever low-carbon initiatives the government ultimately adopts, they are likely to accelerate the need for our ultra-clean, high efficiency fuel cell power plants.

As we look ahead to the remainder of 2009 and beyond, despite the challenging economic environment, the future looks bright for our Direct FuelCell power plants. We remain committed to maximizing the opportunities before us to continue to grow the company and keep us solidly on the path toward profitability.



R. Daniel Brdar

Chairman, President, and
Chief Executive Officer
FuelCell Energy, Inc.

Financial Information

Selected Financial Data

The selected consolidated financial data presented below as of the end of each of the years in the five-year period ended October 31, 2008 have been derived from our audited consolidated financial statements together with the notes thereto included elsewhere in this Report (the "Financial Statements"). The data set forth below is qualified by reference to, and should be read in conjunction with, the Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Report.

(Amounts presented in thousands, except for per share amounts)

Consolidated Statement of Operations Data:

Year Ended October 31,	**2008**	2007	2006	2005	2004
Revenues:					
Product sales and revenue	**$ 82,748**	$32,517	$21,514	$17,398	$12,636
Research and development contracts	**17,987**	15,717	11,774	12,972	18,750
Total revenues	**100,735**	48,234	33,288	30,370	31,386
Costs and expenses:					
Cost of product sales and revenues	**134,038**	61,827	61,526	52,067	39,961
Cost of research and development contracts	**16,059**	13,438	10,330	13,183	27,290
Administrative and selling expenses	**19,968**	18,625	17,759	14,154	14,901
Research and development expenses	**23,471**	27,489	24,714	21,840	26,677
Purchased in-process research and development	**—**	—	—	—	12,200
Total costs and expenses	**193,536**	121,379	114,329	101,244	121,029
Loss from operations	**(92,801)**	(73,145)	(81,041)	(70,874)	(89,643)
License fee income, net	**—**	34	42	70	19
Interest expense	**(100)**	(84)	(103)	(103)	(137)
Loss from equity investments	**(1,867)**	(1,263)	(828)	(1,553)	—
Interest and other income, net	**3,268**	7,437	5,718	5,526	2,472
Redeemable minority interest	**(1,857)**	(1,653)	107	—	—
Provision for taxes	—	—	—	—	—
Loss from continuing operations	**(93,357)**	(68,674)	(76,105)	(66,934)	(87,289)
Discontinued operations, net of tax	—	—	—	(1,252)	846
Net loss	**(93,357)**	(68,674)	(76,105)	(68,186)	(86,443)
Preferred stock dividends	**(3,208)**	(3,208)	(8,117)	(6,077)	(964)
Net loss to common shareholders	**$ (96,565)**	$ (71,882)	$ (84,222)	$ (74,263)	$ (87,407)
Basic and diluted loss per share:					
Continuing operations	**$ (1.41)**	$ (1.16)	$ (1.65)	$ (1.51)	$ (1.84)
Discontinued operations	**—**	—	—	(.03)	0.01
Net loss to common shareholders	**$ (1.41)**	$(1.16)	$(1.65)	$(1.54)	$(1.83)
Basic and diluted weighted average shares outstanding	**68,571**	61,991	51,047	48,261	47,875

Consolidated Balance Sheet Data:

As of October 31,	**2008**	2007	2006	2005	2004
Cash, cash equivalents and short term investments (U.S. treasury securities)	**$ 68,449**	$ 153,631	$ 107,533	$ 136,032	$ 152,395
Working capital	**59,606**	158,687	104,307	140,736	156,798
Total current assets	**118,020**	201,005	133,709	161,894	178,866
Long-term investments (U.S. treasury securities)	**18,434**	—	13,054	43,928	—
Total assets	**185,476**	253,188	206,652	265,520	236,510
Total current liabilities	**58,414**	42,318	29,402	21,158	22,070
Total non-current liabilities	**6,747**	5,014	5,840	2,892	1,476
Redeemable minority interest	**13,307**	11,884	10,665	11,517	10,259
Redeemable preferred stock	**59,950**	59,950	59,950	98,989	—
Total shareholders' equity	**47,058**	134,022	100,795	130,964	202,705
Book value per share(1)	**$ 0.68**	$ 1.97	$ 1.90	$ 2.70	$ 4.21

(1) Calculated as total shareholders' equity divided by common shares issued and outstanding as of the balance sheet date.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

OVERVIEW AND RECENT DEVELOPMENTS

Overview

FuelCell Energy, Inc. ("FuelCell Energy" or "Company") is a world leader in the development and manufacture of fuel cell power plants for ultra-clean, efficient and reliable electric power generation. Our products are designed to meet the 24/7 baseload power needs of commercial, industrial, government and utility customers. Our products have generated over 260 million kWh of electricity and are operating at over 50 locations around the world.

Our Company was founded in 1969. Our core fuel cell products ("Direct FuelCell®" or "DFC® Power Plants") offer stationary power generation applications for customers. In addition to our commercial products, we continue to develop our next generation of carbonate fuel cells and planar solid oxide fuel cell (SOFC) technology with our own and government research and development funds.

Our proprietary carbonate DFC power plants electrochemically (without combustion) produce electricity directly from readily available hydrocarbon fuels such as natural gas and biogas. Customers buy fuel cells to reduce cost and pollution, and improve power reliability. Electric generation without combustion significantly reduces harmful pollutants such as NOX and particulates. Higher fuel efficiency results in lower emissions of carbon dioxide (CO2), a major component of harmful greenhouse gases, and also results in less fuel needed per kWh of electricity generated and Btu of heat produced. Greater efficiency reduces customers' exposure to volatile fuel costs and minimizes operating costs. Our fuel cells operate 24/7, providing reliable power to both on-site customers and for grid-support applications.

Compared to other power generation technologies, our products offer significant advantages including:

- Virtually zero emissions, quiet operation
- High fuel efficiency
- Reliable, 24/7 baseload power
- Ability to site units locally as distributed power generation
- Potentially lower cost power generation
- Byproduct heat ideal for cogeneration applications.

Typical customers for our products include manufacturers, mission critical institutions such as correction facilities and government installations, hotels, and customers who can use renewable gas for fuel such as breweries, food processors, and wastewater treatment facilities. Our MW-class products are also used as grid support applications for utility customers. With increasing demand for renewable and ultra-clean power options and increased volatility in electric markets, our customers gain control of power generation economics, reliability, and emissions. Our fuel cells also offer flexible siting, easy permitting, and the ability to use multiple fuels.

Our DFC power plants are protected by 56 U.S. and 97 international patents and we have also submitted 38 U.S. and 168 international patent applications.

Recent Developments

Fiscal 2008 Commercial Power Plant Orders

During the fiscal year, the following product sales orders were received by the Company:

- In April 2008, POSCO Power ordered 25.6 MW of MW-class power plants and fuel cell modules, valued at approximately $70.0 million, for delivery in 2009. Initially we will ship complete power plants to POSCO Power. In 2009, we will begin to ship fuel cell modules, together with complete sets of Balance-of-Plant (BOP) components. POSCON (a POSCO affiliated company) will do the BOP assembly with our technical support. In the second half of 2009, we will begin to ship fuel cell modules only, and POSCO will be responsible for procurement and manufacturing of all BOP components.
- In February 2008, MTU Onsite Energy ordered stack components totaling approximately 0.8 MW.
- In December 2007, Eastern Municipal Water District (EMWD) in southern California ordered three DFC300 power plants (0.75 MW) to provide power for its wastewater operations.
- In December 2007, POSCO Power ordered two DFC3000 power plants (4.8 MW).
- In December 2007, we entered into a contract with the The Linde Group (Linde) for a 3.9 MW power plant project in San Diego, CA. In July of 2008, the Company entered into a contract change order with Linde which adjusted scheduled power plant deliveries beyond 2008. At that time this project was removed from the Company's reported backlog. In January 2009, due to changes in business conditions, Linde cancelled this contract. Linde has been engaged in discussions with several third parties who have expressed interest in moving this project forward independent of Linde.

Government Research and Development Contracts

In December 2008, subsequent to the Company's fiscal year end, FuelCell Energy was awarded a contract for Phase II of the U.S. Department of Energy's (DOE) Office of Fossil Energy Solid State Energy Conversion Alliance (SECA) Coal-Based Systems Cooperative Agreement. The total cost of this phase of the program is $30.2 million of which $21 million will be funded by the DOE. The first $5 million of the program has been funded and will be paid as expenses are billed to the government.

Phase II extends from January 2009 through September 2010 and seeks to build a minimum 25 kW SOFC stack that meets certain cost and performance requirements. The new stack must be suitable for integration into a 250 kW - 1 MW fuel cell power module and a 5 MW proof-of-concept system operating on coal-based syngas (gas created from reacting coal with high temperature coal or steam). The module and proof-of-concept system will be designed, fabricated, and tested in subsequent phases.

Connecticut Project 150 Program

Under Connecticut's Project 150 Round 2, the Department of Public Utility Control (DPUC) finalized the selection of three projects that will use 16.2 MW of FuelCell Energy power plants. Energy purchase agreements between the project developers and the utilities have been completed. With the extension of the U.S. Investment Tax Credit (ITC) to 2016, we are in the process of finalizing power plant sales contracts for these projects:

- A 9.0 MW DFC-ERG system will be located at a natural gas letdown station in Milford, Conn. The system will generate heat and electricity required for the station's management of the natural gas pipeline, resulting in an electrical efficiency of approximately 60 percent.
- Two projects at Connecticut hospitals include a 4.8 MW DFC power plant for Stamford Hospital and a 2.4 MW power plant at Waterbury Hospital. The hospitals will use the byproduct heat generated by our power plants for heating, air conditioning, laundries and sterilization, and achieve system efficiencies of approximately 60 percent.

Under Round 3 of the Project 150 Program, Connecticut's Clean Energy Fund (CCEF) recommended five projects totaling 27.3 MW that utilize FuelCell Energy power plants for selection to receive long-term energy purchase agreements from the state's utilities. The projects included three DFC-ERG power plants, a Direct FuelCell/Turbine (DFC/T), and a large-scale 15 MW project. The DFC-ERG and DFC/T products can achieve electrical efficiencies of up to 60 percent, approximately twice that of the average U.S. fossil fuel plant and most other distributed energy generation. A final decision is expected from the DPUC in January 2009.

Manufacturing Production and Capacity Expansion

In mid 2008, we ramped to an annualized production rate of approximately 30 MW in response to worldwide demand for the Company's MW-class power plants. Actual production in fiscal 2008 was approximately 22 MW and approximately 11 MW in 2007.

In order to satisfy the growing demand for our MW-class products, we recently invested approximately $3.5 million to double our MW-class conditioning capacity to 50 MW. The additional conditioning equipment is now installed at our Danbury, Conn. facility and ready for production. This was part of our planned expenditures to bring our total production capacity up to 60 MW per year. Through continued process improvements in our manufacturing, we are also able to reduce the total capital needed for our first capacity expansion by several million dollars. To ensure our production capacity is aligned with our backlog, expansion beyond our current capacity will be paced by order flow. In connection with our expansion, the Connecticut Development Authority approved a $4.0 million loan to expand the Company's Torrington, Conn. manufacturing facility, expand its workforce, and extend its Torrington facility lease through 2015. This loan closed in April 2008. At October 31, 2008, we had an outstanding balance of $3.6 million.

Federal Investment Tax Credit
In October 2008, the U.S. Congress extended the ITC for eight years to 2016 and increased it to $3,000 per kW or 30 percent, whichever is less, for fuel cells. This is expected to have a favorable impact by allowing developers to move forward on fuel cell projects knowing that the ITC will be available.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Revenue Recognition and Cost of Sales
We contract with our customers to perform research and development, manufacture and install fuel cell components and power plants under long-term contracts, and provide services under contract. We recognize revenue on a method similar to the percentage-of-completion method.

Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts, or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2008, research and development sales backlog totaled $4.8 million, of which 78 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from power plant sales, service contracts, electricity sales under power purchase agreements (PPAs), incentive funding and power plant site engineering and construction related costs for certain contracts. Revenues from power plant sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract. Revenues from electricity sales under PPAs are recognized as power is produced. Revenues from incentive funding are recognized ratably over the term of the incentive funding agreement. Revenues related to site engineering and construction are recognized as costs are incurred.

As our fuel cell products are in their initial stages of development and market acceptance, we have not historically provided for a loss reserve estimate on product or service contracts. As of October 31, 2008, our order backlog was approximately 32.5 MW ($67.1 million) and our current production capacity is approximately 50 MW. Our service agreement backlog totaled $20.5 million as of October 31, 2008. Once we have established that our fuel cell products have achieved commercial market acceptance and order backlog is comparable to our production capacity and future costs and product life can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

Inventories
During the procurement and manufacturing process of a fuel cell power plant, costs for material, labor and overhead are accumulated in raw materials and work-in-process inventory until they are transferred to a customer contract, at which time they are recorded in cost of sales.

Our inventories and advance payments to vendors are stated at the lower of cost or market price. As we currently sell products at or below cost, we provide for a lower of cost or market (LCM) adjustment to the cost basis of inventory and advances to vendors. This adjustment is computed by comparing the current sales prices of our power plants to estimated costs of completed power plants. In certain circumstances, for long-lead time items, we will make advance payments to vendors for future inventory deliveries, which are recorded as a component of other current assets on the consolidated balance sheet.

As of October 31, 2008 and October 31, 2007, the LCM adjustment to the cost basis of inventory and advance payments to vendors was approximately $12.4 million and $16.8 million, respectively, which equates to a reduction of approximately 30 and 33 percent, respectively, of the gross inventory and advance payments to vendors value. As of October 31, 2008, our gross inventory and advances to vendors' balances decreased from the October 31, 2007 balances which resulted in lower gross reserve balances. As inventory levels increase or decrease, appropriate adjustments to the cost basis are made.

Internal Research and Development Expenses
We conduct internally funded research and development activities to improve current or anticipated product performance and reduce product life-cycle costs. These costs are classified as research and development expenses on our Consolidated Statements of Operations.

Share-Based Compensation
Share-based payment transactions with employees, which primarily consist of stock options and third parties, are accounted for in accordance with Statement of Financial Accounting Standard No. 123R, "Share-Based Payments", which requires the application of a fair value methodology that involves various assumptions. The fair value of our options awarded to employees is estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected life of the option, risk-free interest rate, expected volatility of our common stock price, and expected dividend yield. We estimate the expected life of the options using historical data, and the volatility of our common stock is estimated based on a combination of the historical volatility and the implied volatility from traded options. Share-based compensation of $5.5 million and $5.2 million were recognized in the Consolidated Statement of Operations for the fiscal years ended October 31, 2008 and 2007, respectively. Refer to Note 13 of the consolidated financial statements for additional information.

Income Taxes
The liability method of SFAS No. 109, Accounting for Income Taxes, is used to account for income taxes. Deferred tax assets and liabilities are determined based on net operating loss carryforwards research and development credit carryforwards, and differences between financial reporting and income tax bases of assets and liabilities. Deferred items are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse. Deferred tax assets are reduced by a valuation allowance to reflect the uncertainty associated with their ultimate realization. Any subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets would be recorded as an income tax benefit in the Statement of Operations or a credit to Additional Paid-In Capital.

As of November 1, 2007, we adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction).

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

We have not paid federal or state income taxes in several years due to our history of net operating losses.

RESULTS OF OPERATIONS

Management evaluates the results of operations and cash flows using a variety of key performance indicators. Indicators that management uses include revenues compared to prior periods, costs of our products and results of our "cost-out" initiatives, and operating cash use. These are discussed throughout the 'Results of Operations' and 'Liquidity and Capital Resources' sections.

Comparison of the Years Ended October 31, 2008 and October 31, 2007

Revenues and costs of revenues

The following tables summarize our revenue and cost of revenues for the years ended October 31, 2008 and 2007 (dollar amounts in thousands), respectively:

Revenues:	Year Ended October 31, 2008 Revenues	Year Ended October 31, 2008 Percent of Revenues:	Year Ended October 31, 2007 Revenues	Year Ended October 31, 2007 Percent of Revenues:	Percentage Increase in Revenues:
Product sales and revenues	$ 82,748	82%	$ 32,517	67%	154%
Research and development contracts	17,987	18%	15,717	33%	14%
Total	$ 100,735	100%	$ 48,234	100%	109%

Cost of revenues:	Year Ended October 31, 2008 Cost of Revenues	Year Ended October 31, 2008 Percent of Cost of Revenues:	Year Ended October 31, 2007 Revenues	Year Ended October 31, 2007 Percent of Cost of Revenues:	Percentage Increase in Cost of Revenues:
Product sales and revenues	$ 134,038	89%	$ 61,827	82%	117%
Research and development contracts	16,059	11%	13,438	18%	20%
Total	$ 150,097	100%	$ 75,265	100%	99%

Total revenues for the year ended October 31, 2008 increased by $52.5 million, or 109% percent, to $100.7 million from $48.2 million during the same period last year. Components of revenues and costs of revenues are as follows:

Product sales and revenues	Year Ended October 31, 2008	Year Ended October 31, 2007	Percentage Change
Product sales and revenues	82,748	32,517	154 %
Cost of product sales and revenues	134,038	61,827	117 %
Net loss on product sales and revenues	(51,290)	(29,310)	75 %
Cost-to-revenue ratio	1.62	1.90	(15)%

Product sales and revenue increased $50.2 million to $82.7 million for fiscal 2008, compared to $32.5 million for fiscal 2007. Revenue in fiscal 2008 included approximately $64.3 million of power plant sales, $8.7 million related to site engineering and construction work for projects where the Company is responsible for complete power plant system installation, $6.8 million related to service agreements and component sales and approximately $2.9 million of revenue related to PPAs. Revenues are higher due to increased orders for our fuel cell power plants. Actual production in fiscal 2008 was approximately 22 MW of fuel cell products compared to approximately 11 MW in 2007.

Cost of product sales and revenues increased to $134.0 million for fiscal 2008, compared to $61.8 million during 2007. The ratio of product cost-to-sales was 1.62-to-1 during fiscal 2008, compared to 1.90-to-1 during the same period a year ago. The cost ratio has been favorably impacted in fiscal 2008 by the shift to MW production and lower unit costs across all product lines.

Service agreement and aftermarket costs which are a component of costs of sales have increased due to a larger installed fleet and stack replacement costs related to early sub-MW product designs. Costs and margin are negatively impacted by replacement of our last generation three-year stack within our standard five-year long-term service agreement (LTSA) contract. Products produced prior to this fiscal year had an expected stack life of approximately three years, which is less than the term of our standard service agreement. Under the terms of our service agreements, the power plant must meet a minimum operating output during the term. If minimum output falls below the contract requirement, we may replace the customer's fuel cell stack with either a new or used unit. The Company's contractual liability under service agreements is limited to amount of service fees payable under the contract. This can often times be less than the cost of a new stack replacement. In order to continue to meet customer expectations on early product designs, the Company has incurred costs in excess of its contractual liabilities. Service agreements and aftermarket costs, net of revenues totaled approximately $19.9 million in fiscal 2008 compared to $10.0 million in fiscal 2007. Excluding this impact, the ratio of product cost-to-sales would have been 1.40-to-1 during fiscal 2008, compared to 1.66-to-1 during the same period a year ago.

We expect replacement of older stacks will continue over the next several years. As a result, we expect to continue to incur losses in order to maintain power plants. Future costs for maintaining legacy service agreements will be determined by a number of factors including life of the stack, used replacement stacks available, the Company's limit of liability on service agreements, and future operating plans for the power plant. Given these considerations, the Company expects a similar impact in 2009 as was reported in 2008 and then expects the impact to decline in 2010 and 2011.

In 2008, our new five-year fuel cell stack went into production, extending the expected life by two years. Standard service agreements for power plants that have our new five-year stack design are not expected to require a stack change to continue to meet minimum operating levels during the initial five-year term of the contract, although the Company has limited operating experience with these products. Stack replacements for these agreements will only be performed upon renewal of the service agreement if the parties mutually agree.

Cost of product sales and revenues includes costs to manufacture and ship our power plants or power plant components to customer locations, site engineering and construction costs where the Company is responsible for complete power plant system installation, warranty, and aftermarket costs required to service power plants for customers with LTSA (including maintenance and stack replacement costs incurred during the period). Cost of sales also includes PPA operating costs and adjustments required to value our inventory at the lower of cost or market. As our fuel cell products are in their initial stages of development and market acceptance, we have not historically provided for a loss reserve estimate on product or service contracts.

Research and development contracts
Research and development revenue increased $2.3 million to $18.0 million for fiscal 2008, compared to $15.7 million for 2007. Cost of research and development contracts increased to $16.1 million during fiscal 2008, compared to $13.4 million for 2007. Margin from research and development contracts for 2008 was approximately $1.9 million or 11 percent, compared to 15 percent in 2007. Margin percentage on research and development contracts will vary with the level of cost share the Company is required to contribute. Research and development contract revenue and costs were primarily related to the DOE's large-scale SOFC hybrid and Vision 21 programs.

Administrative and selling expenses
Administrative and selling expenses increased $1.3 million to $20.0 million during fiscal 2008, compared to $18.6 million in 2007. This was primarily driven by higher bid and proposal and other marketing activities over the prior year. Other increases included higher stock based compensation, business insurance and professional fees as a result of the growth in the business.

Research and development expenses
Research and development expenses decreased to $23.5 million during fiscal 2008, compared to $27.5 million recorded in 2007. The decrease is due to a shift of engineering resources to commercial activities, including planning for our production and capacity ramp, increased research contract activities, and supporting the installed power plant base.

Loss from operations
Loss from operations increased by approximately $19.7 million to $92.8 million during fiscal 2008, compared to $73.1 million recorded in 2007. The primary drivers to the increased loss were a higher loss on product sales of $22.0 million due to higher production volumes and higher selling, general, and administrative expenses of approximately $1.3 million. These increases were partially offset by lower internal research and development of approximately $4.0 million. Net results benefited from a favorable product mix and lower per unit production costs compared to the comparable prior year period.

Loss from equity investments
Our ownership interest in Versa at October 31, 2008 was 39 percent and we account for the investment under the equity method of accounting. Our share of equity losses for fiscal 2008 and 2007 was $1.9 million and $1.3 million, respectively. The increase in equity losses is attributable to higher losses at Versa.

Interest and other income, net
Interest and other income, net was $3.3 million for fiscal 2008, compared to $7.4 million for 2007. We recognized state research and development tax credits totaling $0.5 million in fiscal 2008, compared to $1.2 million for 2007 on lower allowable research and development activity. Interest income also decreased during 2008 by $3.1 million due to lower average invested balances and lower interest rates.

Conn. tax law allows certain companies to obtain cash refunds at an exchange rate of 65% of their research and development credits, in exchange for foregoing the carryforward of these credits into future tax years. We record Conn. research and development tax credits in the period in which the return is filed, which is when management believes the amount of the credits are probable of collection.

Provision for income taxes
We believe that due to our efforts to commercialize our DFC products, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets.

As of October 31, 2008, we had approximately $448 million of federal net operating loss carryforwards which expire in the years 2020 through 2028. We also had approximately $343 million in state tax net operating loss carryforwards, which expire in the years 2011 through 2028 and approximately $7 million of Connecticut state tax credit carryforwards, which expire at various times beginning in 2009.

Comparison of the Years Ended October 31, 2007 and October 31, 2006

Revenues and costs of revenues

The following tables summarize our revenue and cost of revenues for the years ended October 31, 2007 and 2006 (dollar amounts in thousands), respectively:

Revenues:	Year Ended October 31, 2007		Year Ended October 31, 2006		Percentage Increase/ (Decrease) in Revenues:
	Revenues	Percent of Revenues:	Revenues	Percent of Revenues:	
Product sales and revenues	$ 32,517	67%	$ 21,514	65%	51%
Research and development contracts	15,717	33%	11,774	35%	33%
Total	$ 48,234	100%	$ 33,288	100%	45%

Cost of revenues:	Year Ended October 31, 2007		Year Ended October 31, 2006		Percentage Increase/ (Decrease) in Costs of Revenues:
	Costs of Revenues	Percent of Costs of Revenues:	Costs of Revenues	Percent of Costs of Revenues:	
Product sales and revenues	$ 61,827	82%	$ 61,526	86%	1%
Research and development contracts	13,438	18%	10,330	14%	30%
Total	$ 75,265	100%	$ 71,856	100%	6%

Total revenues for the year ended October 31, 2007 increased by $14.9 million, or 45% percent, to $48.2 million from $33.3 million during the same period last year. Components of revenues and costs of revenues are as follows:

Product sales and revenues

Product sales and revenue increased $11.0 million to $32.5 million for fiscal 2007, compared to $21.5 million for fiscal 2006. Revenue during fiscal 2007 included approximately $24.9 million of power plant and component sales, $3.3 million related to service agreements and approximately $4.3 million of revenue related to power purchase agreements. Higher product sales and revenues were primarily due to an increase in power plant sales, including production of MW-class units, as well as increases in service agreement revenue, component sales and revenues from power purchase agreements, and site engineering construction revenue.

Cost of product sales and revenues increased to $61.8 million for fiscal 2007, compared to $61.5 million during fiscal 2006. The ratio of product cost-to-sales improved to 1.9-to-1 during 2007, compared to 2.9-to-1 during the same period a year ago. The improved margin is partially attributable to a shift to sales of MW-class power plants, which have a lower cost per kW compared to the sub-MW units produced in the prior year. Product costs are lower on a per kW basis across all the product lines as result of the Company's cost out program with continued reduction of product costs through value engineering, manufacturing improvements and supply chain enhancements. In addition, the Company introduced a 20 percent uprate in 2006, which effectively lowered product costs on a per kW basis compared to the prior year. The cost ratio was also favorably impacted in the period by higher revenue and margins on component sales and service agreements related to the growing installed fleet.

Research and development contracts

Research and development revenue increased $3.9 million to $15.7 million for fiscal 2007, compared to $11.8 million for 2006. Cost of research and development contracts increased to $13.4 million during fiscal 2007, compared to $10.3 million for 2006. Margin for fiscal 2007 was $2.3 million compared to $1.4 million on higher revenues compared to the prior year. Research and development contract revenue and costs were primarily related to the DOE's large-scale SOFC hybrid program, the U.S. Navy contract for high temperature ship service fuel cell development and the Electrochemical Hydrogen Separation contract with the U.S. Army.

Administrative and selling expenses

Administrative and selling expenses increased $0.9 million to $18.6 million during fiscal 2007, compared to $17.8 million in 2006. This increase is primarily due to higher sales and marketing activities related to a growing order pipeline and higher stock-based compensation.

Research and development expenses

Research and development expenses increased to $27.5 million during fiscal 2007, compared to $24.7 million recorded in the prior year. The increase is due to development costs for MW-class cost reduction and technology development to extend stack life and increase power output of our power plants, and higher stock-based compensation.

Loss from operations

Loss from operations for fiscal 2007 totaled $73.1 million, compared to $81.0 million recorded in 2006. The decrease in the loss from operations is primarily due to a favorable change in product margin resulting from the shift to production of more MW-class power plants and lower-cost sub-MW units, and improved margins on PPAs. This improvement in the loss from operations was partially offset by higher administrative and selling, and research and development expenses as discussed above.

Loss from equity investments

Our equity investment in Versa totaled approximately $10.2 million and $11.5 million as of October 31, 2007 and 2006, respectively. Our ownership interest at October 31, 2007 was 39 percent and we account for Versa under the equity method of accounting. Our share of equity losses for fiscal 2007 and 2006 was $1.3 million and $0.8 million, respectively.

During 2007, the Company invested $2.0 million in Versa in the form of a convertible note. Should this note be converted into common stock, this investment would bring the Company's ownership percentage in Versa to approximately 43 percent. If not converted, the note and all accrued interest thereon is due May 2017. In conjunction with this investment, the Company also received warrants for the right to purchase an additional 2,286 shares of common stock with an exercise price of $175 per share. The fair value of the warrants was approximately $0.2 million as of October 31, 2007 and is included within "Investment and loan to affiliate" on the consolidated balance sheet. Changes in the fair value of the warrants are included in the Consolidated Statement of Operations each period.

Interest and other income, net

Interest and other income, net was $7.4 million for fiscal 2007, compared to $5.7 million for 2006. Interest and other income increased due to higher state research and development tax credits which totaled $1.2 million in 2007, compared to $0.2 million for 2006, as well as higher interest income on higher average invested balances.

Conn. tax law allows certain companies to obtain cash refunds at an exchange rate of 65% of their research and development credits, in exchange for foregoing the carryforward of these credits into future tax years. We record Conn. research and development tax credits in the period in which the return is filed, which is when management believes the amount of the credits are probable of collection.

Provision for income taxes

We believe that due to our efforts to commercialize our DFC products, we will continue to incur losses. Based on projections for future taxable income over the period in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. Therefore, no tax benefit has been recognized related to current or prior year losses and other deferred tax assets. Approximately $4.6 million of our valuation allowance would reduce additional paid in capital upon subsequent recognition of any related tax benefits.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents, and investments in U.S. treasuries totaled approximately $86.9 million as of October 31, 2008, compared to $153.6 million as of October 31, 2007. Net cash and investments used during fiscal 2008 was $66.7 million.

Cash Inflows and Outflows

Cash and cash equivalents as of October 31, 2008 totaled $38.0 million, reflecting a decrease of $55.0 million from the balance reported as of October 31, 2007. The key components of our cash inflows and outflows from continuing operations were as follows:

Operating Activities: During fiscal 2008, we used $61.4 million in cash for operating activities, compared to operating cash usage of $56.0 million during 2007. Cash used in operating activities during fiscal 2008 consisted of a net loss for the period of approximately $93.4 million, offset by non-cash amounts totaling $18.6 million, including $5.5 million of share-based compensation and depreciation expense of $8.8 million.

The change in cash related to net working capital totaled approximately $13.4 million. Changes favorable to working capital included an increase in accounts payable and accrued expenses of $8.4 million related to higher procurement for increased production volumes. Inventories were lower by $5.1 million as we settled into our current production volume of 30 MW by the end of fiscal 2008 and worked down higher inventory levels at the end of fiscal 2007 which were built in anticipation of ramping production. Deferred revenue and customer deposits also increased by $7.4 million due to increased customer orders in the period. Customers make milestone payments during the production cycle for their power plants. Offsetting these increases were higher accounts receivable and other assets totaling $7.5 million.

Investing Activities: During fiscal 2008, net cash provided by investing activities totaled $3.8 million. During fiscal 2008, approximately $79.1 million of investments in U.S. treasury securities matured and new U.S. treasury purchases totaled $67.9 million for a net increase of investing activities of approximately $11.2 million. Partially offsetting this increase were capital expenditures in fiscal 2008 totaling $7.4 million, partially related to expanding our manufacturing capacity to an annual minimum of 60 MW of production. We have recently slowed the purchasing of certain capital equipment for this expansion to be paced by expected future order flow. The total cost of the capacity expansion to 60 MW of production is expected to be approximately $12.0 to $15.0 million.

During fiscal 2007, net cash provided by investing activities totaled $28.0 million. During fiscal 2007, approximately $312.1 million of investments in U.S. treasury securities matured and new U.S. treasury purchases totaled $277.7 million for a net increase of investing activities of approximately $34.4 million. Partially offsetting this increase were capital expenditures in fiscal 2007 totaling $4.4 million.

Financing Activities: During fiscal 2008, net cash provided by financing activities was approximately $2.6 million, compared to $94.7 million in 2007. Activity in fiscal 2008 included $3.6 million for the payment of dividends on preferred stock and repayment of debt of $0.4 million. These cash outflows in fiscal 2008 were offset by receipts of $3.2 million from the sale of common stock and common stock issued for stock plans and $3.6 million of cash borrowed from the Connecticut Development Authority on a $4.0 million debt line established in the second quarter of fiscal 2008 for equipment purchases associated with manufacturing capacity expansion.

Sources and Uses of Cash and Investments

We continue to invest in new product development and market development and, as such, we are not currently generating positive cash flow from our operations. Our operations are funded primarily through sales of equity securities and cash generated from customer contracts, including cash from product sales, service and PPAs, incentive funding, government research and development contracts, and interest earned on investments. We anticipate that our existing capital resources, together with anticipated revenues, will be adequate to satisfy our financial requirements and agreements through at least the next twelve months.

Our future cash requirements depend on numerous factors including, implementing our cost reduction efforts, increasing annual order volume, and future involvement in research and development contracts as follows:

Implementing cost reduction efforts on our fuel cell products

Reducing product cost is essential for us to further penetrate the market for our fuel cell products. Cost reductions will reduce and may eliminate the need for incentive funding programs and are critical to our attaining profitability. Currently available incentives allow our product pricing to compete with grid-delivered power and other distributed generation technologies. Product cost reductions come from several areas:

- Engineering improvements;
- Technology advances;
- Supply chain management;
- Production volume; and
- Manufacturing process improvements

We have reduced the cost of our MW-class power plants by approximately 85 percent since our 'proof-of-concept' 2 MW Santa Clara project in 1996-1997. In 2003, we implemented our commercial cost-out program, hiring additional engineers who focused on reducing the total life cycle costs of our power plants. We have made significant progress primarily through value engineering our products, manufacturing process improvements, technology improvements, and global sourcing.

In 2008, we also completed our design of the newest MW-class power plants that we anticipate will go into production in the fourth fiscal quarter of 2009. The new design incorporates new stacks with outputs of 350 kW each compared to 300 kW previously, along with lower component and raw material costs derived from process improvements, volume manufacturing and global sourcing. With these new models, we expect all future MW-class orders are expected to be gross margin positive.

In 2008, we also began manufacturing our first five-year stacks, representing a service cost reduction for the Company. Previously our stacks had a life of approximately three years.

Increasing annual order volume

In addition to the cost reduction initiatives discussed above, we need to increase annual order volume. Increased production volumes lower costs by leveraging supplier/purchasing opportunities, creating opportunities for incorporating manufacturing process improvements, and spreading fixed costs over higher units of production. Our overall manufacturing process (module manufacturing, final assembly, and test and conditioning) has a production capacity of 50 MW per year. Based upon existing backlog, we ramped our production volumes to an annualized rate of 30 MW during 2008. Our current product sales backlog is 32.5 MW and totals approximately $67.1 million. This compares to a product sales backlog of 15.6 MW as of October 31, 2007, which totaled approximately $42.5 million. We see continued opportunities for increased order volume in our key markets, including Asia, California and Connecticut.

We sell both completed power plants and fuel cell modules. Of the current product backlog, over 90 percent is for MW-class complete power plants and fuel cell modules. Based on the current backlog, we expect the mix of production to move primarily to DFC3000 power plants and fuel cell modules in fiscal 2009 and beyond. We believe we can reach gross margin breakeven at a sustained annual order and production volume of approximately 35 to 70 MW and that net income breakeven can be achieved at a sustained annual order and volume production of approximately 75 to 125 MW depending on product mix, volume mix of full power plants vs. modules only, future service costs, and other variables that may affect sales pricing.

Future involvement in research and development contracts

Our research and development contracts are generally multi-year, cost reimbursement contracts. The majority of these are U.S. Government contracts that are dependent upon the government's continued allocation of funds and may be terminated in whole or in part at the convenience of the government. We will continue to seek research and development contracts. To obtain these contracts, we must continue to prove the benefits of our technologies and be successful in our competitive bidding.

Commitments and Significant Contractual Obligations

A summary of our significant future commitments and contractual obligations as of October 31, 2008 and the related payments by fiscal year is summarized as follows (in thousands):

		Payments Due by Period			
	Total	**Less than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**More than 5 Years**
Contractual Obligation:					
Capital and operating lease commitments (1)	$ 4,279	$ 1,184	$ 1,228	$ 896	$ 971
Term loans (principal and interest)	5,182	787	1,001	1,031	2,363
Purchase commitments(2)	40,378	39,213	1,165	—	—
Series I Preferred dividends payable (3)	20,640	415	10,887	2,075	7,263
Series B Preferred dividends payable (4)	4,052	3,206	846	—	—
Totals	$ 74,531	$ 44,805	$ 15,127	$ 4,002	$ 10,597

(1) Future minimum lease payments on capital and operating leases.

(2) Purchase commitments with suppliers for materials supplies, and services incurred in the normal course of business.

(3) Quarterly dividends of Cdn.$312,500 accrue on the Series 1 preferred shares (subject to possible reduction pursuant to the terms of the Series 1 preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn.$500,000 in cash or common stock annually to Enbridge, Inc., the holder of the Series 1 preferred shares, so long as Enbridge holds the shares. Interest accrues on cumulative unpaid dividends at a 2.45 percent quarterly rate, compounded quarterly, until payment thereof. Using an exchange rate of Cdn.$.83 to U.S.$1.00 (exchange rate on October 31, 2008), cumulative unpaid dividends and accrued interest of approximately $7.4 million on the Series 1 preferred shares were outstanding as of October 31, 2008. For the purposes of this disclosure, we have assumed an exchange rate of Cdn.$.83 to U.S.$1.00 (exchange rate on October 31, 2008) and that the minimum dividend payments would be made through 2010. In 2010, we would be required to pay any unpaid and accrued dividends. Subsequent to 2010, we would be required to pay annual dividend amounts totaling Cdn.$1.25 million. We have the option of paying these dividends in stock or cash.

(4) Dividends on Series B Preferred Stock accrue at an annual rate of 5% paid quarterly. The obligations schedule assumes we will pay preferred dividends on these shares through November 20, 2009, at which time the preferred shares may be subject to mandatory conversion at the option of the Company.

In April 2008, we received approval from the Conn. DPUC on the financing commitment for the 9.0 MW Milford, Conn. DFC-ERG project under Connecticut's Clean Energy Fund Project 150. Under the financial commitment, we will provide 20 percent or $7.1 million toward financing the construction of this project. Our development partner, Energy East Corporation, will provide the remaining 80 percent of the construction phase financing. The commitment is contingent on entering into final contracts with Energy East for the DFC-ERG project.

In April 2008, we entered into a new 10-year loan agreement with the CDA allowing for a maximum amount borrowed of $4.0 million. At October 31, 2008, we had an outstanding balance of $3.6 million on this loan. The stated interest rate is 5 percent and the loan will be collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

In April 2006, Bridgeport FuelCell Park, LLC (BFCP), one of our wholly-owned subsidiaries, entered into a loan agreement for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction, and operation of a fuel cell generation facility in Bridgeport, Conn. (the Project). The outstanding balance on this loan was $0.6 million, including accrued interest, as of October 31, 2008.

In December 2006, we entered into a master equipment lease agreement for $2.5 million of equipment. As of October 31, 2008, capital lease obligations under this lease agreement were $0.4 million. Lease payment terms are thirty-six months.

We have pledged approximately $10.9 million of our cash and cash equivalents as collateral and letters of credit for certain banking relationships and customer contracts, of which approximately $9.1 million supported letters of credit that expired on various dates through December 31, 2008.

Product sales contracts
Through 2008, the costs to manufacture and install our products exceeded market prices. As of October 31, 2008, we had product sales backlog of approximately $67.1 million. Included in backlog are orders for the Company's newest 2.8 MW product design which is expected to be gross margin profitable and produced in the Company's fourth fiscal quarter of 2009. Due to product mix, service and warranty costs, we do not expect the Company to achieve gross margin profitability until we achieve sustained annual production volume of approximately 35 MW to 50 MW, depending on product mix, geographic location, incentives and credits and other variables such as fuel prices. Actual production in fiscal 2007 was approximately 11 MW and was approximately 22 MW in 2008. In mid-2008, we ramped to an annualized production rate of approximately 30 MW in response to worldwide demand for the Company's MW-class power plants. Future production volume will be adjusted to match order backlog.

Long-term service agreements
We have contracted with certain customers to provide long-term service for fuel cell power plants ranging from one to 13 years. Our standard service agreement term is five years and may be renewed if the parties mutually agree on future pricing. Pricing for service contracts is based upon the markets in which we compete as well as estimates of future costs. Given our products' early stage of development, actual expenses could be materially different than the contract price resulting in a loss.

Under the provisions of these contracts, we provide services to maintain, monitor, and repair customer power plants to meet minimum operating levels. Should the power plant not meet the minimum operating levels, the Company may be required to replace the fuel cell stack with a new or used replacement. Our contractual liability under service agreements is limited to the amount of service fees payable under the contract. We have incurred and expect to continue to incur costs in excess of revenues in order to maintain customer power plants under service agreements. Service agreement and aftermarket costs, net of revenues totaled approximately $19.9 million in fiscal 2008 compared to $10.0 million in fiscal 2007.

We expect replacement of older stacks will continue over the next several years. As a result, we expect to continue to incur losses in order to maintain power plants. Future costs for maintaining legacy service agreements will be determined by a number of factors including life of the stack, used replacement stacks available, the Company's limit of liability on service agreements, and future operating plans for the power plant. Given these considerations, the Company expects a similar impact in 2009 as was reported in 2008 and then expects the impact to decline in 2010 and 2011.

In fiscal 2008, our new five-year fuel cell stack went into production, extending the expected life by two years. Service agreements related to power plants that have our new five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although the Company has limited operating experience with these products. Power plants that do not have our new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power purchase agreements
As of October 31, 2008, we had 3 MW of power plant installations under PPAs ranging in duration from 5 – 10 years. PPAs are a common arrangement in the energy industry whereby a customer purchases energy from an owner and operator of the power generation equipment.

We qualified for incentive funding for these projects in California under the state's Self-Generation Incentive Funding Program and from other government programs. Funds are payable upon commercial installation and demonstration of the plant and may require return of the funds for failure of certain performance requirements. Revenue related to these incentive funds is recognized ratably over the performance period. As of October 31, 2008 we had deferred revenue totaling $4.4 million on the consolidated balance sheet related to incentive funding received on PPAs.

Under the terms of our PPAs, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of 5 to 10 years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPAs as power is produced. As owner of the power plants, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, natural gas, to run the power plants. The assets, including fuel cell power plants, are carried at the lower of cost or fair value on the Consolidated Balance Sheets based on our estimates of future revenues and expenses. We are not required to produce minimum amounts of power under our PPAs and we have the right to terminate PPAs by giving written notice to the customer, subject to certain exit costs.

Research and development cost-share contracts
We have contracted with various government agencies as either a prime contractor or sub-contractor on cost-share contracts and agreements. Cost-share terms require that participating contractors share the total cost of the project based on an agreed upon ratio with the government agency. As of October 31, 2008, our research and development sales backlog totaled $4.8 million. We will incur additional research and development cost-share related to this backlog totaling approximately $1.5 million which will not be reimbursed by the government.

In the fourth quarter of 2008, we successfully completed the first phase of the DOE's three-phase program to develop multi-MW coal-based SOFC power plants. Phase I was focused on SOFC cell and stack technology scale-up, as well as developing a baseline and proof-of-concept system engineering design and analysis. In December of 2008, the DOE accepted our $21 million proposal for Phase II. The total program cost is $30.2 million of which $21 million will be funded by the DOE. The program will begin in January 2009 and end in September of 2010 and seeks to build a minimum 25 kW SOFC stack that meets certain performance requirements and cost targets as a manufactured product. The new stack will be integrated into a 250 kW to 1 MW fuel cell power module and a 5 MW proof-of-concept system operating on coal-based syngas (gas created from reacting coal with high temperature coal or steam). The module and proof-of-concept system will be designed, fabricated and tested in subsequent phases.

In the fourth quarter of 2008, we also completed the eight-year Ship Service Fuel Cell Program which resulted in successfully demonstrating electricity production from a military logistic fuel for the U.S. Navy. Additionally, we met the objectives of the six-year Vision 21 Program for the DOE with the demonstration of a 280 kW DFC/T system with 56 percent efficiency and development of the initial designs for a MW-class DFC/T.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"), and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS No.

160"). SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This Statement also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2010. We have not yet determined the impact, if any, that the adoption of SFAS No. 141R and SFAS No. 160 could have on our consolidated financial statements.

In April 2008, the FASB issued Financial Staff Position ("FSP") No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R, and other U.S. generally accepted accounting principles. The provisions of FSP No. FAS 142-3 are effective for fiscal years beginning after December 15, 2008. FSP No. FAS142-3 is effective for the Company's fiscal year beginning November 1, 2009. We have not yet determined the impact, if any, that the adoption of FSP No. FAS 142-3 could have on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157"). This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. This Statement is effective for the beginning of fiscal year 2009, November 1, 2008 for the Company. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. FSP FAS 157-2 is effective for us beginning November 1, 2009. We do not anticipate SFAS No. 157 will have a material impact on our consolidated financial statements upon adoption and we have not yet determined the impact, if any, that the adoption of FSP FAS 157-2 could have on our consolidated financial statements upon adoption in fiscal 2010.

In February 2007, the FASB issued Statement No. 159, the Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). This Statement permits entities to measure most financial instruments at fair value if desired. It may be applied on a contract by contract basis and is irrevocable once applied to those contracts. The Statement may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. After election of this option, changes in fair value are reported in earnings. The items measured at fair value must be shown separately on the balance sheet. This Statement is effective for the beginning of fiscal year 2009. The cumulative effect of adoption, if any, would be reported as an adjustment to beginning retained earnings. We do not anticipate SFAS No. 159 will have a material impact on our consolidated financial statements upon adoption.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities by establishing, among other things, the disclosure requirements for derivative instruments and hedging activities. This Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 is effective for the Company's second quarter of fiscal year ending October 31, 2009. We have not yet determined the impact, if any, that the adoption of SFAS No. 161 could have on our consolidated financial statements.

We have determined that the 2,286 warrants received in conjunction with our investment in Versa during the third fiscal quarter of 2007 represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of this derivative included within "Investment and loan to affiliate" on our Consolidated Balance Sheet as of October 31, 2008 was $0.3 million. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the Consolidated Statement of Operations. For example, a 10 percent increase in the volatility assumption used at October 31, 2008 would result in an increase in the fair value of this derivative and a charge to the Consolidated Statement of Operations of approximately $18 thousand, assuming all other assumptions remain the same.

Management's Annual Report on Internal Control Over Financial Reporting.

We, as members of management of FuelCell Energy, Inc., and its Subsidiaries (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles of the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of October 31, 2008, based on criteria for effective internal control over financial reporting established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, we have concluded that the Company maintained effective internal control over financial reporting as of October 31, 2008 based on the specified criteria.



R. Daniel Brdar
Chairman, President and Chief Executive Officer
January 9, 2009



Joseph G. Mahler
Senior Vice President and Chief Financial Officer
January 9, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
FuelCell Energy, Inc.:

We have audited the accompanying consolidated balance sheets of FuelCell Energy, Inc. as of October 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2008. We also have audited FuelCell Energy, Inc.'s internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). FuelCell Energy, Inc.'s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal controls over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FuelCell Energy, Inc. as of October 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, FuelCell Energy, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for share-based payments as of November 1, 2005.

KPMG LLP

Hartford, Connecticut

January 14, 2009

Consolidated Balance Sheets

(Dollars in thousands, except share and per share amounts)

October 31,	**2008**	2007
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 38,043**	$ 92,997
Investments: U.S. treasury securities	**30,406**	60,634
Accounts receivable, net of allowance for doubtful accounts of $51 and $63, respectively	**16,096**	10,063
Inventories, net	**24,523**	29,581
Other current assets	**8,952**	7,730
Total current assets	**118,020**	201,005
Property, plant and equipment, net	**38,259**	39,612
Investments: U.S. treasury securities	**18,434**	—
Investment and loan to affiliate	**10,405**	12,216
Other assets, net	**358**	355
Total assets	**$ 185,476**	$ 253,188
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and other liabilities	**$ 795**	$ 924
Accounts payable	**16,287**	9,516
Accounts payable due to affiliate	**724**	2,881
Accrued liabilities	**11,023**	8,511
Deferred revenue and customer deposits	**29,585**	20,486
Total current liabilities	**58,414**	42,318
Long-term deferred revenue	**2,672**	4,401
Long-term debt and other liabilities	**4,075**	613
Total liabilities	**65,161**	47,332
Redeemable minority interest	**13,307**	11,884
Redeemable preferred stock ($0.01 par value, liquidation preference of $64,120 at October 31, 2008 and 2007.)	**59,950**	59,950
Commitments and Contingencies (Note 16)		
Shareholders' equity:		
Common stock ($.0001 par value); 150,000,000 shares authorized at October 31, 2008 and 2007; 68,782,446 and 68,085,059 shares issued and outstanding at October 31, 2008 and 2007, respectively.	**7**	7
Additional paid-in capital	**578,337**	571,944
Accumulated deficit	**(531,286)**	(437,929)
Treasury stock, Common, at cost (8,981 and 12,282 shares at October 31, 2008 and 2007, respectively.)	**(90)**	(126)
Deferred compensation	**90**	126
Total shareholders' equity	**47,058**	134,022
Total liabilities and shareholders' equity	**$ 185,476**	$ 253,188

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

For the years ended October 31, 2008, 2007, and 2006
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	**2008**	2007	2006
Revenues:			
Product sales and revenues	**$ 82,748**	$ 32,517	$ 21,514
Research and development contracts	**17,987**	15,717	11,774
Total revenues	**100,735**	48,234	33,288
Costs and expenses:			
Cost of product sales and revenues	**134,038**	61,827	61,526
Cost of research and development contracts	**16,059**	13,438	10,330
Administrative and selling expenses	**19,968**	18,625	17,759
Research and development expenses	**23,471**	27,489	24,714
Total costs and expenses	**193,536**	121,379	114,329
Loss from operations	**(92,801)**	(73,145)	(81,041)
License fee income, net	**—**	34	42
Interest expense	**(100)**	(84)	(103)
Loss from equity investments	**(1,867)**	(1,263)	(828)
Interest and other income, net	**3,268**	7,437	5,718
Loss before redeemable minority interest	**(91,500)**	(67,021)	(76,212)
Redeemable minority interest	**(1,857)**	(1,653)	107
Loss before provision for income taxes	**(93,357)**	(68,674)	(76,105)
Provision for income taxes	**—**	—	—
Net loss	**(93,357)**	(68,674)	(76,105)
Preferred stock dividends	**(3,208)**	(3,208)	(8,117)
Net loss to common shareholders	**$ (96,565)**	$ (71,882)	$ (84,222)
Loss per share basic and diluted:			
Net loss to common shareholders	**$ (1.41)**	$ (1.16)	$ (1.65)
Basic and diluted weighted average shares outstanding	**68,570,689**	61,990,555	51,046,843

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended October 31, 2008, 2007, and 2006
(Dollars in thousands, except share and per share amounts)

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Deferred Compensation	Total Shareholders' Equity
Balance at October 31, 2005	**48,497,088**	**$ 5**	**$ 424,472**	**$ (293,513)**	**$ (44)**	**$ 44**	**$130,964**
Sale of common stock	681,000	—	7,993	—	—	—	7,993
Impact of change in accounting for Series 1 Preferred stock (Note 1)	—	—	—	363	—	—	363
Share-based compensation	—	—	4,369	—	—	—	4,369
Issuance of warrants under distributor agreement	—	—	34	—	—	—	34
Increase in additional paid-in-capital for stock and options issued under benefit plans	410,502	—	2,250	—	—	—	2,250
Conversion of Series B Preferred stock to common stock	3,553,615	—	39,039	—	—	—	39,039
Preferred dividends – Series B	—	—	(8,112)	—	—	—	(8,112)
Deferred compensation	(11,304)	—	—	—	(114)	114	—
Net loss	—	—	—	(76,105)	—	—	(76,105)
Balance at October 31, 2006	**53,130,901**	**5**	**470,045**	**(369,255)**	**(158)**	**158**	**100,795**
Sale of common stock	13,467,730	2	96,712	—	—	—	96,714
Share-based compensation	—	—	5,167	—	—	—	5,167
Issuance of warrants under distributor agreement	—	—	10	—	—	—	10
Increase in additional paid-in-capital for stock and options issued under benefit plans	1,483,127	—	3,218	—	—	—	3,218
Preferred dividends – Series B	—	—	(3,208)	—	—	—	(3,208)
Deferred compensation	3,301	—	—	—	32	(32)	—
Net loss	—	—	—	(68,674)	—	—	(68,674)
Balance at October 31, 2007	**68,085,059**	**$ 7**	**$ 571,944**	**$ (437,929)**	**$ (126)**	**$ 126**	**$ 134,022**
Sale of common stock	180,000	$ —	$ 1,689	$ —	$ —	$ —	$ 1,689
Share-based compensation	—	—	5,529	—	—	—	5,529
Increase in additional paid-in-capital for stock and options issued under benefit plans	514,086	—	2,383	—	—	—	2,383
Preferred dividends – Series B	—	—	(3,208)	—	—	—	(3,208)
Deferred compensation	3,301	—	—	—	36	(36)	—
Net loss	—	—	—	(93,357)	—	—	(93,357)
Balance at October 31, 2008	**68,782,446**	**$ 7**	**$ 578,337**	**$ (531,286)**	**$ (90)**	**$ 90**	**$ 47,058**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended October 31, 2008, 2007, and 2006
(Dollars in thousands, except share and per share amounts)

Years Ended October 31,	2008	2007	2006
Cash flows from operating activities:			
Net loss	**$ (93,357)**	$ (68,674)	$ (76,105)
Adjustments to reconcile net loss to net cash used in operating activities:			
Asset impairment	**—**	—	583
Stock-based compensation	**5,529**	5,167	4,369
Loss in equity investments	**1,867**	1,263	828
Redeemable minority interest	**1,857**	1,653	(107)
Interest receivable on loan to affiliate	**(162)**	(69)	233
Asset impairment	**179**	—	—
(Gain) loss on derivatives	**(99)**	83	—
Depreciation and amortization	**8,801**	9,185	9,558
Amortization (accretion) of bond premium (discount)	**607**	(740)	(167)
Provision for doubtful accounts	**(13)**	20	(62)
(Increase) decrease in operating assets:			
Accounts receivable	**(6,020)**	(681)	897
Inventories	**5,058**	(11,517)	(1,980)
Other assets	**(1,462)**	(4,668)	1,001
Increase (decrease) in operating liabilities:			
Accounts payable	**4,614**	(111)	6,274
Accrued liabilities	**3,824**	3,218	688
Deferred revenue and customer deposits	**7,370**	9,902	5,581
Net cash used in operating activities	**(61,407)**	(55,969)	(48,409)
Cash flows from investing activities:			
Capital expenditures	**(7,368)**	(4,409)	(11,287)
Convertible loan to affiliate	**—**	(2,000)	—
Treasury notes matured	**79,100**	312,120	202,761
Treasury notes purchased	**(67,913)**	(277,674)	(139,676)
Net cash provided by investing activities	**3,819**	28,037	51,798
Cash flows from financing activities:			
Repayment of debt	**(449)**	(438)	(558)
Proceeds from debt	**3,564**	354	248
Net proceeds from sale of common stock	**2,091**	96,257	7,993
Payment of preferred dividends	**(3,642)**	(3,642)	(8,931)
Common stock issued for option and stock purchase plans	**1,070**	2,151	1,404
Net cash provided by financing activities	**2,634**	94,682	156
Net (decrease) increase in cash and cash equivalents	**(54,954)**	66,750	(3,545)
Cash and cash equivalents-beginning of year	**92,997**	26,247	22,702
Cash and cash equivalents-end of year	**$ 38,043**	$ 92,997	$ 26,247
Short-term investments (U.S. Treasuries)	**30,406**	60,634	81,286
Long-term investments (U.S. Treasuries)	**18,434**	—	13,054
Ending cash, cash equivalents and investment in U.S. treasuries	**$ 86,883**	$ 153,631	$120,587

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the years ended October 31, 2008, 2007, and 2006
(Tabular amounts in thousands, except share and per share amounts)

Note 1. Summary of Significant Accounting Policies

Nature of Business
FuelCell Energy, Inc. is engaged in the development and manufacture of high temperature fuel cells for clean electric power generation. Our Direct FuelCell® (DFC®) power plants produce reliable, secure and environmentally friendly 24/7 baseload electricity for commercial and industrial, government and other customers. We have commercialized our DFC carbonate products and are beginning the development of planar solid oxide fuel cell technology. We expect to incur losses as we continue to participate in government cost share programs, sell products at prices lower than our current production costs, and invest in our cost reduction initiatives.

The consolidated financial statements include our accounts and those of our subsidiaries, including our Canadian subsidiary, FuelCell Energy, Ltd., and Bridgeport Fuel Cell Park, LLC and DFC-ERG Milford, LLC, which were formed for the purpose of developing projects within Connecticut. Alliance Monterrey, LLC; Alliance Chico, LLC; Alliance Star Energy, LLC; and Alliance TST Energy, LLC are joint ventures with Alliance Power, Inc. to construct fuel cell power plants and sell power under power purchase agreements. The financial results of the joint ventures are consolidated with those of the Company, which owns 80 percent of each entity. Cumulative minority interest in these Alliance entities is not material to the consolidated financial statements. Intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to our prior year amounts to conform to the 2008 presentation.

Cash and Cash Equivalents
Cash equivalents consist primarily of investments in money market funds and U.S. treasury securities with original maturities averaging three months or less at date of acquisition. We place our temporary cash investments with high credit quality financial institutions. We have pledged approximately $10.9 million of our cash and cash equivalents as collateral and letters of credit for certain banking relationships and customer contracts, of which approximately $9.1 million supported letters of credit that expired on various dates through December 31, 2008.

Investments
Investments consist of U.S. treasury securities with original maturities of greater than three months at the date of acquisition. The notes are classified as held to maturity since we have the ability and intention to hold them until maturity. The notes are being carried at amortized cost, which is par value, plus or minus unamortized premium or discount. Such notes are classified as current assets when remaining maturities are one year or less and as non-current assets when remaining maturities are greater than one year.

Inventories
Inventories consist principally of raw materials and work-in-process and are stated at the lower of cost or market.

Raw materials consist mainly of various nickel powders and steels, and various other components used in producing cell stacks and purchased components for the BOP. Work-in-process inventory is comprised of material, labor, and overhead costs incurred by us to build fuel cell stacks, which are subcomponents of a power plant. Work-in-process also includes costs related to power plants in inventory which have not yet been dedicated to a particular commercial customer contract. From time to time, the Company will inventory costs related to a research and development contract if those costs are incurred ahead of a contractual milestone in order to properly match revenue and costs of sales.

Our inventories are stated at the lower of recoverable cost or market price. In instances where costs incurred exceed current market price for our products, we provide for a lower of cost or market adjustment against gross inventory values.

Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

When property is sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations for the period.

We have capital leases primarily for computer equipment under a master equipment lease agreement for $2.5 million of equipment. As of October 31, 2008, capital lease obligations under this lease agreement were $0.4 million. Lease payment terms are thirty-six months.

Intellectual Property
Intellectual property, including internally generated patents and know-how, is carried at no value.

Impairment of Long Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we compare the carrying amount of the assets to future undiscounted net cash flows, excluding interest costs, expected to be generated by the assets and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

Revenue Recognition and Cost of Sales
Our revenue is primarily generated from customers located throughout the U.S., Asia and Europe and from agencies of the U.S. government. We generally require a down payment with the acceptance of a purchase order from a customer.

We contract with our customers to perform research and development or manufacture, install and service fuel cell components and power plants under long-term contracts. We recognize revenue on a method similar to the percentage-of-completion method. Revenues on fuel cell research and development contracts are recognized proportionally as costs are incurred and compared to the estimated total research and development costs for each contract. In many cases, we are reimbursed only a portion of the costs incurred or to be incurred on the contract. Revenues from government funded research, development and demonstration programs are generally multi-year, cost reimbursement and/or cost shared type contracts or cooperative agreements. We are reimbursed for reasonable and allocable costs up to the reimbursement limits set by the contract or cooperative agreement.

While government research and development contracts may extend for many years, funding is often provided incrementally on a year-by-year basis if contract terms are met and Congress has authorized the funds. As of October 31, 2008, research and development sales backlog totaled $4.8 million, of which 78 percent is funded. Should funding be temporarily delayed or if business initiatives change, we may choose to devote resources to other activities, including internally funded research and development.

Product sales and revenues include revenues from product sales, service contracts, revenue from the sale of electricity under power purchase agreements, grant revenue and power plant site engineering and construction revenue. Revenues from fuel cell product sales are recognized proportionally as costs are incurred and assigned to a customer contract by comparing the estimated total manufacture and installation costs for each contract to the total contract value. Revenues from service contracts are generally recognized ratably over the contract. For service contracts that include a fuel cell stack replacement, a portion of the total contract value is recognized as revenue at the time of the stack replacement and the remainder of the contract value is recognized ratably over the contract. Revenues from the sale of electricity are recognized as electricity is generated and provided to the customer. Incentive funding revenue is recognized ratably over the term of the power purchase agreement. Site engineering and construction revenue is recognized as costs are incurred and revenue is earned.

As our fuel cell products are in their early stages of development and market acceptance, actual costs incurred could differ materially from those previously estimated. We have not historically provided for a loss reserve estimate on product or service contracts. Once our products have achieved commercial market acceptance and order backlog is comparable to production capacity and future costs and product life can be reasonably estimated, then estimated costs to complete an individual contract, in excess of revenue, will be accrued immediately upon identification.

License Fee Income / Expense Recognition
We have license agreements in place with income related to an agreement with MTU Onsite Energy (MTU) and POSCO Power. MTU, our European partner, has been granted an exclusive license to use our Direct FuelCell patent rights and know-how in Europe and the Middle East, and a non-exclusive license in South America and Africa, subject to certain rights of others and us, in each case for a royalty. Royalty amounts are recognized as income when earned over the term of the agreement. POSCO Power, our South Korean Partner, has been granted an exclusive license to use our Direct FuelCell BOP patents in its manufacturing processes. Beginning in 2009, POSCO Power will pay the Company a 4.1 percent annual royalty on fuel cell related sales by POSCO Power over the term of the agreement subject to minimum royalties.

License fee expense relates to royalty agreements with MTU, pursuant to which we have agreed to pay royalties based upon certain milestones or events relating to the sale of carbonate fuel cells.

Deferred Revenue and Customer Deposits
We bill customers based upon certain milestones being reached. These billings are deferred and recognized as revenue based upon the Revenue Recognition policy summarized above.

Warrant Value Recognition
Warrants have been issued as sales incentives to certain of our business partners. These warrants vest as orders from our business partners exceed stipulated levels. Should warrants vest, or when management estimates that it is probable that warrants will vest, we will record a proportional amount of the fair value of the warrants against related revenue as a sales discount.

Research and Development
Our cost of research and development contracts reflects costs incurred under specific customer-sponsored research and development contracts. These costs consist of both manufacturing and engineering labor, including applicable overhead expenses, materials to build prototype units, materials for testing, and other costs associated with our research and development contracts.

Our research and development expenses reflect costs incurred for internal research and development projects conducted without specific customer-sponsored contracts. These costs consist primarily of labor, overhead, materials to build prototype units, materials for testing, consulting fees and other costs associated with our internal research and development expenses.

Warranty Costs
We warranty our products for a specific period of time against manufacturing or performance defects. As we have limited operating experience, warranty costs are currently expensed as incurred.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is unlikely that some or all of the deferred tax assets will be realized.

Effective November 1, 2007, we adopted FIN 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No.109. FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under FIN 48, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts.

Use of Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, allowances for uncollectible receivables, excess or slow-moving inventories, obsolete inventories, impairment of assets, product warranty, depreciation and amortization, taxes, and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Comprehensive Income (Loss)
Comprehensive income (loss) is the increase or decrease in equity from sources other than owners. Our comprehensive loss equals net loss as reported on our Consolidated Statement of Operations totaling $93.4 million, $68.7 million and $76.1 million for the years ended October 31, 2008, 2007 and 2006, respectively.

Foreign Currency Translation
Our Canadian operations are considered financially and operationally integrated and therefore the temporal method of translation of foreign currencies is followed. Under the temporal method, foreign currency gains or losses are recorded on the statement of operations. The functional currency is U.S. dollars. Monetary items are translated at period end exchange rates; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at average rates of exchange prevailing during the period; and depreciation and amortization are translated at the same exchange rate as the assets to which they relate. Monetary items consist primarily of current assets and current liabilities, such as cash, cash equivalents and investments and accounts payable, which are denominated in non-U.S. currencies. We did not have significant foreign currency gains or losses during fiscal years ended October 31, 2008, 2007 or 2006.

Recent Accounting Pronouncements
In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations ("SFAS No. 141R"), and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS No. 160"). SFAS No. 141R requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This Statement also requires the fair value measurement of certain other assets and liabilities related to the acquisition, such as contingencies and research and development. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is the beginning of fiscal year 2010. We have not yet determined the impact, if any, that the adoption of SFAS No. 141R and SFAS No. 160 could have on our consolidated financial statements.

In April 2008, the FASB issued Financial Staff Position ("FSP") No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. The intent of the position is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R, and other U.S. generally accepted accounting principles. The provisions of FSP No. FAS 142-3 are effective for fiscal years beginning after December 15, 2008. FSP No. FAS 142-3 is effective for the Company's fiscal year beginning November 1, 2009. We have not yet determined the impact, if any, that the adoption of FSP No. FAS 142-3 could have on our consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("SFAS No. 157"). This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. This Statement is effective for the beginning of fiscal year 2009, November 1, 2008 for the Company. In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP FAS 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. FSP FAS 157-2 is effective for us beginning November 1, 2009. We do not anticipate SFAS No. 157 will have a material impact on our consolidated financial statements upon adoption and we have not yet determined the impact, if any, that the adoption of FSP FAS 157-2 could have on our consolidated financial statements upon adoption in fiscal 2010.

In February 2007, the FASB issued Statement No. 159, the Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). This Statement permits entities to measure most financial instruments at fair value if desired. It may be applied on a contract by contract basis and is irrevocable once applied to those contracts. The Statement may be applied at the time of adoption for existing eligible items, or at initial recognition of eligible items. After election of this option, changes in fair value are reported in earnings. The items measured at fair value must be shown separately on the balance sheet. This Statement is effective for the beginning of fiscal year 2009. The cumulative effect of adoption, if any, would be reported as an adjustment to beginning retained earnings. We do not anticipate SFAS No. 159 will have a material impact on our consolidated financial statements upon adoption.

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities by establishing, among other things, the disclosure requirements for derivative instruments and hedging activities. This Statement requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of SFAS No. 161 are effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 is effective for the Company's second quarter of fiscal year ending October 31, 2009. We have not yet determined the impact, if any, that the adoption of SFAS No. 161 could have on our consolidated financial statements.

Note 2. Equity investments

Versa Power Systems, Inc. ("Versa") is one of our sub-contractors under the Department of Energy (DOE) large-scale hybrid project to develop a coal-based, multi-MW solid oxide fuel-cell-based hybrid system. Our ownership interest at October 31, 2008 was 39 percent and we account for Versa under the equity method of accounting.

During the third quarter of fiscal 2007, the Company invested $2.0 million in Versa in the form of a convertible note. This investment would bring the Company's ownership percentage in Versa to approximately 43% should this note be converted into common stock. If not converted, the note and all accrued interest thereon is due May 2017. In conjunction with this investment the Company also received warrants for the right to purchase an additional 2,286 shares of common stock with an exercise price of $175 per share. We have determined that these warrants represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. Changes in the fair value of the warrants are recorded in the Consolidated Statements of Operations. The fair value of this derivative included within Investment and loan to affiliate on our Consolidated Balance Sheet as of October 31, 2008 was $0.3 million. Our investment and loan to Versa totaled approximately $10.4 million and $12.2 million as of October 31, 2008 and 2007, respectively.

Note 3. Investments

Our short and long term investments are in U.S. treasury securities, which are held to maturity. The following table summarizes the amortized cost basis and fair value at October 31, 2008 and 2007:

	Amortized Cost	Gross Unrealized Gains (Losses)		Fair Value
At October 31, 2008				
U.S. government obligations	**$ 48,840**	**$ 304**	**$ —**	**$ 49,144**
At October 31, 2007				
U.S. government obligations	$ 60,634	$ 71	$ (1)	$ 60,704

Reported as:

	2008	2007
Short-term investments	**$ 30,406**	$ 60,634
Long-term investments	**$ 18,434**	$ —
Total	**$ 48,840**	$ 60,634

As of October 31, 2008, short-term investment securities have maturity dates ranging from November 15, 2008 to October 31, 2009, and estimated yields ranging from 1.54 percent to 2.24 percent. Long-term investment securities as of October 31, 2008 have maturity dates ranging from December 31, 2009 to April 30, 2010 and estimated yields ranging from 2.35 percent to 2.46 percent. Our weighted average yield on our short-term investments was 2.14% as of October 31, 2008.

Note 4. Inventories

The components of inventory at October 31, 2008 and October 31, 2007 consisted of the following:

	2008	2007
Raw materials	**$ 18,952**	$ 8,682
Work-in-process	**5,571**	20,899
Total	**$ 24,523**	$ 29,581

Our inventories are stated at the lower of recoverable cost or market price. We provide for a lower of cost or market adjustment against gross inventory values. Our lower of cost or market adjustment, reducing gross inventory values to the reported amounts, was approximately $11.4 million and $15.3 million at October 31, 2008 and 2007, respectively.

Note 5. Accounts Receivable

Accounts receivable at October 31, 2008 and 2007 consisted of the following:

	2008	2007
U.S. Government:		
Amount billed	**$ 199**	$ 620
Unbilled recoverable costs	**406**	1,835
	605	2,455
Commercial Customers:		
Amount billed	**4,584**	4,989
Unbilled recoverable costs	**10,907**	2,619
	15,491	7,608
	$ 16,096	$ 10,063

The allowance for doubtful accounts was $0.05 million and $0.06 million at October 31, 2008 and 2007, respectively. Fiscal 2008 activity within the allowance for doubtful accounts included decreases totaling $0.2 million, offset by increases totaling $0.2 million.

Note 6. Property, Plant and Equipment

Property, plant and equipment at October 31, 2008 and 2007 consisted of the following:

	2008	2007	Estimated Useful Life
Land	**$ 524**	$ 524	—
Building and improvements	**6,720**	6,454	10-26 years
Machinery, equipment and software	**58,314**	53,449	3-8 years
Furniture and fixtures	**2,454**	2,468	10 years
Equipment leased to others	**—**	2,063	3 years
Power plants for use under power purchase agreements	**17,743**	17,743	10 years
Construction in progress(1)	**7,173**	5,009	
	92,928	87,710	
Less, accumulated depreciation and amortization	**(54,669)**	(48,098)	
Total	**$ 38,259**	$ 39,612	

(1) Included in construction in progress are costs of approximately $0.7 million at both October 31, 2008 and 2007 to build power plants, which will service power purchase agreement contracts.

During fiscal 2006, the Company recorded a charge of $0.5 million related to the impairment of the 1 MW power plant that was being used to produce electricity under a power purchase agreement with the Sierra Nevada Brewing Co. This charge is included in cost of product sales and revenue on the consolidated statement of operation for fiscal 2006 and the fair value of the asset was based on an estimate of future cash flows directly associated with the use and eventual disposition of the asset. In December 2006, we completed the sale of this power plant to the Sierra Nevada Brewing Co. This resulted in a $5.5 million decrease in gross property, plant and equipment, a $1.5 million decrease in accumulated depreciation and a $2.2 million decrease in liabilities related to the California Self-Generation Incentive Program which were assumed by the Sierra Nevada Brewing Co. Net cash proceeds from this transaction were $1.8 million.

Depreciation expense was $8.8 million for the year ended October 31, 2008 and $9.2 million for the years ended October 31, 2007 and 2006.

Note 7. Other Assets

The components of other current assets at October 31, 2008 and October 31, 2007 consisted of the following:

	2008	2007
Advance payments to vendors (1)	**$ 3,830**	$ 4,073
Interest receivable	**385**	925
Receivable for sale of common stock	**—**	398
Receivable for state research and development tax credit (2)	**470**	1,243
Insurance receivable for power plant damaged during shipping	**2,942**	—
Prepaid expenses and other	**1,325**	1,091
Total	**$ 8,952**	$ 7,730

(1) Advance payments to vendors related to inventory purchases. We provide for a lower of cost or market adjustment against these advance payments. This adjustment totaled approximately $0.9 million and $1.6 million at October 31, 2008 and 2007, respectively.

(2) We believe that we are entitled to a larger cash refund for tax credit carryovers from the state of Connecticut for certain prior years. In the third quarter of 2008, we filed claims seeking cash refunds of approximately $1.5 million for certain unused research and development tax credits, including various credit carryovers from certain prior years. It is unclear how the State of Connecticut will respond to the carryover portion of our refund claim. Accordingly, we have only recorded $0.5 million of refunds associated with current year research activities. Refer to Note 14 for further discussion on income taxes.

Other long-term assets at October 31, 2008 and 2007 are primarily related to security deposits and interest receivable on loan to affiliate.

Note 8. Accrued Liabilities

Accrued liabilities at October 31, 2008 and 2007 consisted of the following:

	2008	2007
Accrued payroll and employee benefits	**$ 4,769**	$ 4,026
Accrued contract and operating costs	**1,455**	1,858
Reserve for long-term service agreement costs (1)	**4,016**	2,293
Accrued taxes and other	**783**	334
Total	**$ 11,023**	$ 8,511

(1) The Company provides for a reserve of long term service agreement costs if agreements are sold below the Company's standard pricing. Future costs in excess of revenues may be higher than amounts accrued as our fuel cell products are in their early stages of development and market acceptance. Refer to Footnote 1 – Revenue recognition and cost of sales as well as Footnote 16 – Commitments and Contingencies.

Note 9. Debt

At October 31, 2008 and 2007, debt consisted of the following:

	2008	2007
Notes payable	**$ 4,559**	$ 1,100
Less – current portion	**(795)**	(924)
Long-term debt	**$ 3,764**	$ 176

In April 2008, we entered into a 10-year loan agreement with the Connecticut Development Authority allowing for a maximum amount borrowed of $4.0 million. At October 31, 2008, we had an outstanding balance of $3.6 million on this loan. The stated interest rate is 5 percent and the loan will be collateralized by the assets procured under this loan as well as $4.0 million of additional machinery and equipment. Repayment terms require (i) interest only payments on outstanding balances through November 2009 and (ii) interest and principal payments commencing in December 2009 through May 2018.

In April 2006, Bridgeport FuelCell Park, LLC (BFCP), one of our wholly-owned subsidiaries, entered into a loan agreement for $0.5 million, secured by assets of BFCP. Loan proceeds were designated for pre-development expenses associated with the development, construction and operation of a fuel cell generation facility in Bridgeport, Connecticut (the Project). Interest accrues monthly at an annual rate of 8.75 percent. Repayment of the loan, together with any accrued and unpaid interest, is required on the earliest occurrence of any of the following events: (a) twelve months after the commencement date of the commercial operation of the Project, (b) the date of consummation and closing of permanent institutional financing of the Project, (c) the date of consummation and closing of any sale of the Project and (d) the date upon which certain change in control events occur related to BFCP. We have not made any prepayments as of October 31, 2008. The outstanding balance on this loan was $0.6 million, including $0.1 million of accrued interest, as of October 31, 2008.

In December 2006, we entered into a master equipment lease agreement for the lease of equipment. The lease agreement allows for an aggregate cost of equipment up to $2.5 million. As of October 31, 2008, we had capital lease obligations under this lease agreement of $0.4 million. Lease payment terms are thirty-six months from the date of acceptance for leased equipment.

Aggregate annual principal payments under the loan agreements for the years subsequent to October 31, 2008 are as follows:

2009	$ 200
2010	457
2011	419
2012	380
2013	399
Thereafter	2,109
	$ 3,964

The BFCP outstanding loan of $0.6 million is not included in the table above as the timing of events that would result in repayment, as outlined above, are not determinable. This loan is classified as currently payable in the Consolidated Balance Sheets.

Note 10. Shareholders' Equity

Options and Stock Purchase Plan

At October 31, 2008, 7.1 million shares of common stock have been reserved for issuance pursuant to our equity incentive plans and our Section 423 Stock Purchase Plan. Refer to Note – 13 for additional disclosure related to these plans.

Common Stock Sales

During 2008, we sold 180,000 shares of our common stock on the open market for net proceeds of $1.7 million.

Warrants

On July 7, 2005, we issued warrants to purchase up to an aggregate of 1,000,000 shares of our common stock to Enbridge Inc. (Enbridge) in conjunction with an amended distribution agreement. All previously issued warrants to Enbridge were cancelled. The warrants vest on a graduated scale based on the total number of MW contained in product orders and the timing of when such orders are generated by Enbridge. In October 2006 and July 2007, Enbridge placed qualifying orders resulting in vesting of 30,000 and 7,500 warrants, respectively, both with an exercise price of $9.89. The 30,000 warrants expired on October 31, 2008 and the 7,500 vested warrants expire on October 31, 2009. As of October 31, 2008, 492,500 warrants expired unvested and the remaining available unvested warrants totaled 500,000 with an exercise price of $11.87 per share and an expiration date of October 31, 2011.

Investments by Strategic Partners

Four of our key business partners are shareholders of FuelCell Energy, Inc. or its subsidiaries: POSCO Power, MTU Friedrichshafen GmbH, Enbridge Inc. and Marubeni. These business partners have less than a 10 percent ownership interest in the Company and do not exercise management control over the business.

Note 11. Preferred Stock

Redeemable Series B Preferred Shares

On November 11, 2004, we entered into a purchase agreement with Citigroup Global Markets Inc., RBC Capital Markets Corporation, Adams Harkness, Inc., and Lazard Freres & Co., LLC (the "Initial Purchasers") for the private placement under Rule 144A of up to 135,000 shares of our 5% Series B Cumulative Convertible Perpetual Preferred Stock (Liquidation Preference $1,000). On November 17, 2004 and January 25, 2005, we closed on the sale of 100,000 shares and 5,875 shares, respectively, of Series B Preferred Stock to the Initial Purchasers.

At October 31, 2008 and 2007, there were 250,000 authorized and there were 64,120 shares issued and outstanding. The carrying value of the Series B Preferred Stock outstanding as of October 31, 2008 and 2007 represents net proceeds to us of approximately $60.0 million. During fiscal 2006, we converted 41,755 shares of Series B Preferred Stock (the "Shares") into 3,553,615 shares of our common stock. The conversion occurred pursuant to the terms of the Certificate of Designation for the Series B Preferred Stock, whereby upon conversion, the holders received 85.1064 shares of our common stock per share of Series B Preferred Stock. In addition, pursuant to the conversion of the Shares, we paid the holders of the Shares a per Share conversion premium ("Conversion Premium"). The aggregate Conversion Premium was $4.3 million, which has been recorded as a dividend.

The following is a summary of certain provisions of our Series B preferred stock. The shares of our Series B preferred stock and the shares of our common stock issuable upon conversion of the shares of our Series B preferred stock are covered by a registration rights agreement.

Ranking

Shares of our Series B preferred stock rank with respect to dividend rights and rights upon our liquidation, winding up or dissolution:

- senior to shares of our common stock;
- junior to our debt obligations; and
- effectively junior to our subsidiaries' (i) existing and future liabilities and (ii) capital stock held by others.

Dividends

The Series B preferred stock pays cumulative annual dividends of $50 per share which are payable quarterly in arrears on February 15, May 15, August 15 and November 15, which commenced on February 15, 2005, when, as and if declared by the board of directors. Dividends will be paid on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of our Series B preferred stock will accumulate and be cumulative from the date of original issuance. Accumulated dividends on the shares of our Series B preferred stock will not bear any interest.

The dividend rate on the Series B preferred stock is subject to upward adjustment as set forth in the certificate of designation of the Series B preferred stock if we fail to pay, or to set apart funds to pay, dividends on the shares of our Series B preferred stock for any quarterly dividend period. The dividend rate on the Series B preferred stock is also subject to upward adjustment as set forth in the registration rights agreement entered into with the Initial Purchasers if we fail to satisfy our registration obligations with respect to the Series B preferred shares (or the underlying common shares) set forth in the registration rights agreement.

No dividends or other distributions may be paid or set apart for payment upon our common shares (other than a dividend payable solely in shares of a like or junior ranking) unless all accumulated and unpaid dividends have been paid or funds or shares of common stock therefore have been set apart on our Series B preferred stock.

We may pay dividends on the Series B preferred stock:

- in cash; or
- at the option of the holder, in shares of our common stock, which will be registered pursuant to a registration statement to allow for the immediate sale of these common shares in the public market.

Liquidation

The Series B preferred stock has a liquidation preference of $1,000 per share. Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of our Series B preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by that holder, plus all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior shares, including shares of our common stock, but after any distributions on any of our indebtedness or senior shares (if any). After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of our Series B preferred stock are entitled, holders of shares of our Series B preferred stock will not be entitled to any further participation in any distribution of our assets.

Conversion

A share of our Series B preferred stock may be converted at any time, at the option of the holder, into 85.1064 shares of our common stock (which is equivalent to an initial conversion price of $11.75 per share) plus cash in lieu of fractional shares. The conversion rate is subject to adjustment upon the occurrence of certain events, as described below, but will not be adjusted for accumulated and unpaid dividends. Upon conversion, holders of Series B preferred stock will not receive a cash payment for any accumulated dividends. Instead accumulated dividends, if any, will be cancelled.

On or after November 20, 2009 we may, at our option, cause shares of our Series B preferred stock to be automatically converted into that number of shares of our common stock that are issuable at the then prevailing conversion rate. We may exercise our conversion right only if the closing price of our common stock exceeds 150% of the then prevailing conversion price for 20 trading days during any consecutive 30 trading day period, as described in the certificate of designation for the Series B preferred stock:

If holders of shares of our Series B preferred stock elect to convert their shares in connection with certain fundamental changes (as described below and in the certificate of designation), we will in certain circumstances discussed below increase the conversion rate by a number of additional shares of common stock upon conversion or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our Series B preferred stock are converted into shares of the acquiring or surviving company, in each case as described in the certificate of designation.

The adjustment of the conversion price of the Series B preferred stock is to prevent dilution of the interests of the holders of the Series B preferred shares, including on account of the following:

- Issuances of common stock as a dividend or distribution to holders of our common stock;
- Common stock share splits or share combinations;
- Issuances to holders of our common stock of any rights, warrants or options to purchase our common stock for a period of less than 60 days; and
- Distributions of assets, evidences of indebtedness or other property to holders of our common stock.

Shares of our Series B Preferred Stock will not be redeemable by us, except in the case of a fundamental change (as described below and in the certificate of designation) whereby holders may require us to purchase all or part of their shares at a redemption price equal to 100% of the liquidation preference of the shares of Series B Preferred Stock to be repurchased, plus accrued and unpaid dividends, if any. We may, at our option, elect to pay the redemption price in cash or, in shares of our common stock valued at a discount of 5% from the market price of shares of our common stock, or any combination thereof. Notwithstanding the foregoing, we may only pay such redemption price in shares of our common stock that are registered under the Securities Act of 1933 and eligible for immediate sale in the public market by non-affiliates of the Company.

Redemption by holders of the Series B Preferred Stock can only occur upon a fundamental change, which the Company does not consider to be probable at this time. Accordingly, future adjustments of the redemption price will only be made if and when a fundamental change is considered probable.

A "fundamental change" will be deemed to have occurred if any of the following occurs:

(1) any "person" or "group" is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock then outstanding and normally entitled to vote in the election of directors;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by our Board of Directors or whose nomination for election by our shareholders was approved by a vote of two-thirds of our directors then still in office who were either directors at the beginning of such period or whose election of nomination for election was previously so approved) cease for any reason to constitute a majority of our directors then in office;

(3) the termination of trading of our common stock on the Nasdaq Stock Market and such shares are not approved for trading or quoted on any other U.S. securities exchange; or

(4) we consolidate with or merge with or into another person or another person merges with or into us or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our assets and certain of our subsidiaries, taken as a whole, to another person and, in the case of any such merger or consolidation, our securities that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of our voting stock are changed into or exchanged for cash, securities or property, unless pursuant to the transaction such securities are changed into securities of the surviving person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the voting stock of the surviving person.

Notwithstanding the foregoing, holders of shares of Series B Preferred Stock will not have the right to require us to repurchase their shares if either:

- the last reported sale price of shares of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or its announcement equaled or exceeded 105% of the conversion price of the shares of Series B Preferred Stock immediately before the fundamental change or announcement;
- at least 90% of the consideration, excluding cash payments for fractional shares and in respect of dissenters' appraisal rights, in the transaction constituting the fundamental change consists of shares of capital stock traded on a U.S. national securities exchange or which will be so traded or quoted when issued or exchanged in connection with a fundamental change and as a result of the transaction, shares of Series B Preferred Stock become convertible into such publicly traded securities; or
- in the case of number 4 above of a fundamental change event, the transaction is effected solely to change our jurisdiction of incorporation.

Voting

Holders of shares of our Series B preferred stock have no voting rights unless (1) dividends on any shares of our Series B preferred stock or any other class or series of stock ranking on a parity with the shares of our Series B preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the repurchase price, plus accrued and unpaid dividends, if any, on the fundamental change repurchase date for shares of our Series B preferred stock following a fundamental change (as described in the certificate of designation for the Series B preferred stock). In each such case, the holders of shares of our Series B preferred stock (voting separately as a class with all other series of other preferred stock on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable, if any) will be entitled to vote for the election of two directors in addition to those directors on the board of directors at such time at the next annual meeting of shareholders and each subsequent meeting until the repurchase price or all dividends accumulated on the shares of our Series B preferred stock have been fully paid or set aside for payment. The term of office of all directors elected by the holders of shares of our Series B preferred stock will terminate immediately upon the termination of the right of holders of shares of our Series B preferred stock to vote for directors.

So long as any shares of our Series B preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of our Series B preferred stock outstanding at the time (voting separately as a class with all other series of preferred stock, if any, on parity with our Series B preferred stock upon which like voting rights have been conferred and are exercisable) issue or increase the authorized amount of any class or series of shares ranking senior to the outstanding shares of our Series B preferred stock as to dividends or upon liquidation. In addition, we will not, subject to certain conditions, amend, alter or repeal provisions of our certificate of incorporation, including the certificate of designation relating to our Series B preferred stock, whether by merger, consolidation or otherwise, so as to adversely amend, alter or affect any power, preference or special right of the outstanding shares of our Series B preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding shares of our Series B preferred stock.

Series 1 Preferred Shares - Redeemable minority interest

In conjunction with our acquisition of Global, we assumed the preferred share obligation comprised of 1,000,000 Series 2 non-voting Preferred Shares. With the sale of the Global entity in May of 2004, the Global Series 2 Preferred Shares were cancelled, and replaced with substantially equivalent Series 1 Preferred Shares (Preferred Shares) issued by FuelCell Energy, Ltd. As discussed in more detail within Note 1, Series 1 Preferred shares, are accounted for as a redeemable minority interest in FuelCell Energy, Ltd. The Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities, because they are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The derivatives embedded within the Series 1 Preferred shares are discussed in more detail below.

As of November 3, 2003, the acquisition date of Global, the fair value of the Series 1 Preferred shares was determined using the income approach to estimate the fair value of the securities based on expected future economic benefits. In applying this method, cash flows are estimated for the life of the securities and then discounted to present value to arrive at an indication of fair value. Amounts projected and then discounted included future dividend payments and conversion of the securities in 2020. Implicit in this valuation are certain assumptions regarding timing and payment of dividends and the ultimate conversion of the securities. Because the Series 1 Preferred shares were issued as a replacement of the Series 2 Preferred shares with equivalent terms and dividend requirements, the Company determined that the fair value of the Series 1 Preferred shares determined on the acquisition date of Global was equivalent to the Series 2 Preferred shares. The fair value of the Series 1 Preferred shares is adjusted quarterly to reflect dividend payments and accretion of the fair value discount. As of October 31, 2008, the Series 1 Preferred shares had an accreted value of $13.3 million.

The significant terms of the Series 1 Preferred stock include the following:

Voting Rights — The holders of the Series 1 Preferred shares are not entitled to any voting rights or to receive notice of or to attend any meeting of the shareholders of FuelCell Energy, Ltd., but shall be entitled to receive notice of meetings of shareholders of FuelCell Energy, Ltd. called for the purpose of authorizing the dissolution or sale of its assets or a substantial part thereof.

Dividends — Quarterly dividends of Cdn. $312,500 accrue on the Series 1 Preferred shares (subject to possible reduction pursuant to the terms of the Series 1 Preferred shares on account of increases in the price of our common stock). We have agreed to pay a minimum of Cdn. $500,000 in cash or common stock annually to Enbridge, Inc. (Enbridge), the sole current holder of the Series 1 Preferred shares, as long as Enbridge holds these shares. Interest accrues on cumulative unpaid dividends at a 2.45% quarterly rate, compounded quarterly, until payment thereof. All cumulative unpaid dividends must be paid by December 31, 2010. Using an exchange rate of Cdn. $0.83 to U.S. $1.00 (exchange rate on October 31, 2008), cumulative unpaid dividends and accrued interest of approximately $7.4 million on the Series 1 preferred shares were outstanding as of October 31, 2008. Subsequent to 2010, FuelCell Energy, Ltd. would be required to pay annual dividend amounts totaling Cdn. $1.25 million so long as the Series 1 Preferred shares remain outstanding. We have guaranteed the dividend obligations to the Series 1 Preferred shareholders. During the year ended October 31, 2008, we paid cash dividends totaling Cdn. $500,000 to Enbridge.

Dividend and accrued interest payments can be made in cash or common stock, at the option of FuelCell Energy, Ltd., and such shares issuable may be unregistered. If the Company elects to make such payments using shares of common stock, the number of common shares is determined by dividing the cash dividend obligation by 95% of the volume weighted average price in U.S. dollars at which the common shares have been traded on NASDAQ during the 20 consecutive trading days preceding the end of the calendar quarter for which such dividend in common shares is to be paid converted into Canadian dollars using the Bank of Canada's noon rate of exchange on the day of determination.

Redemption — FuelCell Energy, Ltd., at its option, may redeem the whole or any part of the Series 1 Preferred shares if the trading price of our common stock for a calculated period is not less than 120% of the current conversion price and any accrued and unpaid dividends. On and after July 31, 2010, the Series 1 Preferred shares are redeemable by FuelCell Energy, Ltd. for Cdn. $25 per share and any accrued and unpaid dividends. Holders of the Series 1 Preferred shares do not have any mandatory or conditional redemption rights.

Liquidation or Dissolution — In the event of the liquidation or dissolution of the Company, the holder of Series 1 Preferred shares will be entitled to receive a priority of Cdn. $25,000,000 and any accrued and unpaid dividends. These liquidation obligations have been guaranteed by the Company.

Conversion — A holder of Series 1 Preferred shares has the right to convert such shares into fully paid and non-assessable common stock of the Company at the following conversion prices:

- Cdn $120.22 per share of our common stock until July 31, 2010;
- Cdn $129.46 per share of our common stock after July 31, 2010 until July 31, 2015;
- Cdn $138.71 per share of our common stock after July 31, 2015 until July 31, 2020; and
- at any time after July 31, 2020, at a price equal to 95% of the then current market price (in Cdn. $) of shares of our common stock at the time of conversion.

Conditions resulting in adjustments to conversion rate — The conversion rate set forth above shall be adjusted if we: (i) split our shares of common stock; (ii) pay a stock dividend; (iii) issue rights, options or other convertible securities to our common stockholders enabling them to acquire our common stock at a price less than 95% of the then-current price; or (iv) fix a record date to distribute to our common stockholders shares of any class of securities, indebtedness or assets.

Derivative liability related to Series 1 Preferred Shares
In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the conversion feature and variable dividend contained in the terms governing the Series 1 Preferred shares are not clearly and closely related to the characteristics of the Series 1 Preferred shares. Accordingly, these features qualified as embedded derivative instruments and, because they do not qualify for any scope exception within SFAS No. 133, they are required to be accounted for separately and recorded as derivative financial instruments.

The conversion feature is valued using a lattice model. This is a one-factor model used to project stochastic stock prices, while risk free rates, discount rates and foreign exchange rates are deterministic factors. Based on the pay-off profiles of the Series 1 Preferred security, it is assumed that the Company will exercise the call option to force conversion in 2020. Conversion after 2020 delivers a fixed pay-off to the investor, and is modeled as a fixed payment in 2020. The cumulative dividend is modeled as a quarterly cash dividend component (to satisfy minimum dividend payment requirement), and a one-time cumulative dividend payment in 2010. The cumulative dividend is compounded at a 2.45% quarterly rate. Call option strikes are adjusted for the cumulative dividend and the conversion ratio is adjusted by the accreted notional until 2010.

The variable dividend is valued using a Monte Carlo simulation model. The embedded derivative is defined as the difference between the value of a normal 5% quarterly dividend payment stream, and the value of stock price and foreign exchange rate linked dividend payment stream. Future stock prices and exchange rates are simulated following geometric Brownian motion to determine the stock/FX linked dividend going out to the year 2020, when the preferred security is assumed to be force converted.

The assumptions used in both valuation models discussed above include historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the security is denominated in Canadian dollars, and the closing price of the Company's common stock to determine the fair value of the derivatives. The aggregate fair value of these derivatives included within Long-term debt and other liabilities on our Consolidated Balance Sheet as of October 31, 2008 and 2007 was $0.3 million.

Note 12. Segment Information and Major Customers

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, we use the "management" approach to reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. Under SFAS No. 131, we have identified one business segment: fuel cell power plant production and research.

Enterprise-wide Information
Enterprise-wide information provided on geographic revenues is based on the customer's ordering location. The following table presents net revenues by country:

Years ended October 31,	**2008**	2007	2006
Revenues:			
U.S.	**$ 50,705**	$ 31,687	$ 26,584
Canada	**159**	3,587	—
Germany	**2,856**	5,153	4,097
Japan	**855**	1,363	1,660
South Korea	**46,160**	6,444	947
Total	**$ 100,735**	$ 48,234	$ 33,288

Information about Major Customers
We contract with a small number of customers for the sale of our products or research and development contracts. During fiscal 2008, we had individual customers that accounted for $46.2 million and $16.7 million of total revenues. During fiscal 2007, we had individual customers that accounted for $15.1 million, $6.4 million and $5.2 million of total revenues. During fiscal 2006, we had individual customers that accounted for $11.4 million and $4.1 million of total revenues.

As of October 31, 2008, we had an individual customer that accounted for approximately $11.7 million of total accounts receivable on our Consolidated Balance Sheet.

Note 13. Benefit Plans

The Company has an employee savings plan, shareholder approved equity incentive plans and a shareholder approved Section 423 Stock Purchase Plan (the ESPP), which are described in more detail below.

Employee Savings Plans
The Capital Accumulation Plan (the "Plan") for employees of FuelCell Energy, Inc. was established by us on January 19, 1987 and was last amended in December 2006. A three-member committee administers the Plan. The Plan is a 401(k) plan covering our full time employees and provides for tax-deferred salary deductions for eligible employees (beginning the first month following an employee's hire date). Employees may choose to make voluntary contributions of their annual compensation to the Plan, limited to an annual maximum amount as set periodically by the Internal Revenue Service. We provide matching contributions equal to the employee's deferred compensation, up to a maximum of 6 percent of the employee's annual compensation. Participants are required to contribute a minimum of 3 percent in order to be eligible to participate and receive a Company match. Company contributions begin vesting after one year and are fully vested after five years. Under the Plan, there is no option available to the employee to receive or purchase our common stock. Under this Plan, we charged to expense $1.7 million during the fiscal year ended October 31, 2008 and $1.3 million during fiscal years ended October 31, 2007 and 2006.

Equity Incentive Plans
The Board adopted the 1998 and 2006 Equity Incentive Plans (collectively, "the Plans"). Under the terms of the Plans, 8.5 million shares of common stock may be granted as options or stock to our officers, key employees and directors. As of October 31, 2008, 0.9 million shares were available for grant. Pursuant to the Plans, the Board is authorized to grant incentive stock options or nonqualified options and stock appreciation rights to our officers and key employees and may grant nonqualified options and stock appreciation rights to our directors. Stock options and stock appreciation rights have restrictions as to transferability. The option exercise price shall be fixed by the Board but in the case of incentive stock options, shall not be less than 100 percent of the fair market value of the shares subject to the option on the date the option is granted. Stock appreciation rights may be granted in conjunction with options granted under the Plans. Stock options that have been granted are generally exercisable commencing one year after grant at the rate of 25 percent of such shares in each succeeding year and have a ten-year maximum term. There were no stock appreciation rights outstanding at October 31, 2008 or 2007.

On November 1, 2005, we adopted SFAS No. 123R, Share-Based Payment, utilizing the modified prospective approach. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, which we used to account for share-based compensation transactions prior to November 1, 2005. The compensation expense for Share-Based Plans is recognized on a straight-line basis over the vesting period of each award.

Share-based compensation included in the Consolidated Statements of Operations for the fiscal years ended October 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Cost of product sales and revenues	**$ 1,004**	$ 714	$ 703
Cost of research and development contracts	**235**	297	206
General and administrative expense	**3,287**	3,030	2,634
Research and development expense	**940**	1,085	807
Total share-based compensation	**$ 5,466**	$ 5,126	$ 4,350

Certain share-based compensation is capitalized and included on the Consolidated Balance Sheets. These amounts were not material during the periods presented above. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility for fiscal 2008 and 2007 is based on a combination of the historical volatility of the Company's stock and the implied volatility from traded options. Expected volatility for fiscal 2006 is based on the historical volatility of the Company's stock. We use historical data to estimate the expected term of options granted.

	2008	2007	2006
Expected life (in years)	**6.7**	6.6	6.3
Risk-free interest rate	**3.2 %**	4.5 %	4.6 %
Volatility	**64.0 %**	60.8 %	56.6 %
Dividend yield	**0 %**	0 %	0 %

The following table summarizes the Plans' stock option activity for the year ended October 31, 2008:

	Number of options	Weighted average option price
Outstanding at October 31, 2007	5,325,341	$ 11.11
Granted	**1,273,928**	**8.58**
Exercised	**(323,375)**	**3.19**
Cancelled	**(308,681)**	**11.31**
Outstanding at October 31, 2008	**5,967,213**	**$ 10.99**

The weighted average grant-date fair value per share for options granted during the periods ended October 31, 2008, 2007 and 2006 was $5.44, $4.62 and $5.91, respectively. The total intrinsic value of both options outstanding and options exercisable at October 31, 2008 was $0.3 million. The total intrinsic value of options exercised during the periods ended October 31, 2008, 2007 and 2006 was $2.2 million, $7.3 million and $2.1 million, respectively.

The following table summarizes information about stock options outstanding and exercisable at October 31, 2008:

	Options Outstanding			**Options Exercisable**	
Range of exercise prices	**Number outstanding**	**Weighted average remaining contractual life**	**Weighted average exercise price ($)**	**Number exercisable**	**Weighted average exercise price ($)**
$ 0.27 - $ 5.10	106,000	0.4	1.63	106,000	1.63
$ 5.11 - $ 9.92	3,485,612	7.5	7.95	1,494,810	7.65
$ 9.93 - $ 14.74	1,590,983	5.5	12.16	1,267,855	12.58
$ 14.75 - $ 19.56	310,618	2.4	16.85	310,618	16.85
$ 19.57 - $ 24.39	219,000	2.5	23.01	219,000	23.01
$ 24.40 - $ 29.21	27,000	2.2	26.15	27,000	26.15
$ 29.22 - $ 34.03	164,000	2.1	29.91	164,000	29.91
$ 34.04 - $ 48.49	64,000	1.9	38.50	64,000	38.50
	5,967,213	6.2	13.32	3,653,283	12.57

As of October 31, 2008, total compensation cost related to nonvested stock options not yet recognized was $9.1 million, which is expected to be recognized over the next 2.4 years on a weighted-average basis.

During fiscal 2008 and 2007, we issued 9,387 and 8,391 shares of common stock, respectively, with values of $0.07 million in both periods to directors as compensation in lieu of cash. These shares were fully vested at the date of grant.

Employee Stock Purchase Plan

Our shareholders adopted a Section 423 Stock Purchase Plan (the ESPP) on April 30, 1993, which has been amended from time to time by the Board. The total shares allocated to the ESPP are 900,000. Under the ESPP, eligible employees have the right to subscribe to purchase shares of common stock at the lesser of 85 percent of the high and low market prices on the first day of the purchase period or the last day of the purchase period and such purchased shares have a six month vesting period. As of October 31, 2008, there were 267,217 shares of Common Stock reserved for issuance under the ESPP. These shares may be adjusted for any future stock splits.

ESPP activity for the year ended October 31, 2008 was as follows:

	Number of Shares
Balance at October 31, 2007	308,270
Issued @ $ 5.67	**(25,716)**
Issued @ $ 7.51	**(15,337)**
Balance at October 31, 2008	**267,217**

The weighted-average grant date fair value of shares under the ESPP during fiscal 2008 was $3.28.

The fair value of shares under the ESPP are determined at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Expected life (in years)	**.5**	.5	.5
Risk-free interest rate	**2.1 %**	5.06 %	4.6 %
Volatility	**68.9 %**	46.7 %	50.2 %
Dividend yield	**0 %**	0 %	0 %

Incentive Compensation

Stock may be issued to employees as part of the annual incentive bonus. During fiscal 2008 and 2007, we issued shares of common stock totaling 140,271 and 133,419, respectively, with values of $1.1 million and $0.9 million, respectively, as incentive bonus (in lieu of cash).

Note 14. Income Taxes

The components of loss from continuing operations before income taxes for the fiscal years ended October 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
U.S.	**$ (91,500)**	$ (66,988)	$ (76,098)
Foreign	**(1,857)**	(1,686)	(7)
Loss before income taxes	**$ (93,357)**	$ (68,674)	$ (76,105)

There was no current or deferred federal income tax expense (benefit) for the years ended October 31, 2008, 2007 and 2006. Franchise tax expense, which is included in administrative and selling expenses, was $0.2 million, $0.4 million and $0.3 million for the years ended October 31, 2008, 2007 and 2006, respectively.

The reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended October 31, 2008, 2007 and 2006 was as follows:

	2008	2007	2006
Statutory federal income tax rate	**(34.0)%**	(34.0)%	(34.0)%
State Taxes Net of Federal Benefit	**(3.44)%**	(4.82)%	(11.73)%
Net Operating Loss True-up	**(1.27)%**	—	—
Nondeductible Expenditures	**1.37%**	1.96%	0.46%
Other, net	**0.70%**	0.84%	0.69%
Valuation Allowance	**36.64%**	36.03%	44.58%
Effective income tax rate	**0.0%**	0.0%	0.0%

Our federal and state deferred tax assets and liabilities consisted of the following at October 31, 2008 and 2007:

	2008	2007
Deferred tax assets:		
Compensation and benefit accruals	**$ 3,689**	$ 2,686
Bad debt and other reserves	**1,655**	1,179
Capital loss and tax credit carryforwards	**4,754**	4,452
Investment in Versa	**2,138**	1,414
Net operating losses	**166,555**	138,308
Lower of cost or market inventory reserves	**5,001**	6,839
Gross deferred tax assets:	**183,792**	154,878
Valuation allowance	**(180,507)**	(150,963)
Deferred tax assets after valuation allowance	**3,285**	3,915
Deferred tax liability:		
Investment in Partnerships	**(547)**	(932)
Accumulated depreciation	**(2,738)**	(2,983)
Gross deferred tax liability	**(3,285)**	(3,915)
Net deferred tax assets (state and federal)	**$ —**	$ —

We continually evaluate our deferred tax assets as to whether it is "more likely than not" that the deferred tax assets will be realized. In assessing the realizability of our deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. Based on the projections for future taxable income over the periods in which the deferred tax assets are realizable, management believes that significant uncertainty exists surrounding the recoverability of the deferred tax assets. As a result, we recorded a full valuation allowance against our net deferred tax assets. Approximately $4.6 million of the valuation allowance will reduce additional paid in capital upon subsequent recognition of any related tax benefits.

At October 31, 2008, we had available, for federal and state income tax purposes, net operating loss carryforwards of approximately $448 million and $343 million, respectively, for which a portion of the net operating loss has not been recognized under FAS 123R. The federal net operating loss carryforwards expire in varying amounts from 2020 through 2028 while state net operating loss carryforwards expire in varying amounts from 2011 through 2028. Additionally, we had approximately $7 million of state tax credits available as of October 31, 2008, which are available to carry forward to future years and expire at various times beginning in 2009.

Certain transactions involving the Company's beneficial ownership occurred in fiscal 2008 and prior years, which could have resulted in a stock ownership change for purposes of Section 382 of the Internal Revenue Code of 1986, as amended. We have determined that there has been no ownership change as of the end of our 2007 fiscal year under Section 382. We have not completed a detailed Section 382 study to determine if any of the net operating losses and credits generated will be subject to limitation for fiscal 2008, but because of our tax position, no material ownership percentage changes and full valuation allowance, we would not expect any impact to our Consolidated Statement of Operations.

As discussed in Note 1, we adopted FIN 48 as of November 1, 2007. There was no cumulative effect of the adoption of FIN 48 on our retained earnings, although our net operating loss carryovers and the related valuation allowance has been adjusted by $15.7 million.

The total liability for unrecognized tax benefits upon adoption and at October 31, 2008 was $15.7 million. The amount of unrecognized tax benefit is directly associated with a tax position taken in a year in which federal and state net operating loss carryforwards were generated. Accordingly, the amount of unrecognized tax benefit has been presented as a reduction in the reported amounts of our federal and state net operating loss carryforwards. There has been no provision for interest or penalties because of our significant tax loss carryforward position. It is the company's policy to record interest and penalties on unrecognized tax benefits as income taxes.

We file income tax returns in the U.S. and various states, primarily Connecticut and California. We are open to examination by the Internal Revenue Service and various states in which we file for fiscal years 1998 to the present and primarily from 2001 to the present, respectively. These tax years are still open to audit as net operating losses incurred in those years may be subject to examination. The Company is currently not under any income tax examinations.

Note 15. Earnings Per Share

Basic and diluted earnings per share are calculated using the following data:

	2008	2007	2006
Weighted average basic common shares	**68,570,689**	61,990,555	51,046,843
Effect of dilutive securities	**—**	—	—
Weighted average basic common shares adjusted for diluted calculations	**68,570,689**	61,990,555	51,046,843

(1) We computed earnings per share without consideration to potentially dilutive instruments due to the fact that losses incurred would make them antidilutive. Future potentially dilutive stock options that were in-the-money at October 31, 2008, 2007 and 2006 totaled 0.1 million, 2.9 million and 1.9 million, respectively. Future potentially dilutive stock options that were not in-the-money at October 31, 2008, 2007 and 2006 totaled 5.9 million, 2.4 million and 4.5 million, respectively. We also have future potentially dilutive warrants issued, which vest and expire over time. As of October 31, 2008, 7,500 warrants were vested with an exercise price of $9.89. At October 31, 2008, we also had 500,000 unvested warrants. Refer to Note 10 for further information on warrants.

Note 16. Commitments and Contingencies

Lease agreements

In December 2006, we entered into a master equipment lease agreement for the lease of equipment. The lease agreement allows for an aggregate cost of equipment up to $2.5 million. As of October 31, 2008, we had capital lease obligations under this lease agreement of $0.4 million. Lease payment terms are thirty-six months from the date of acceptance for leased equipment.

We also lease certain computer and office equipment, the Torrington, Conn. manufacturing facility and additional manufacturing space in Danbury, Conn., under operating leases expiring on various dates through 2015. Rent expense was $1.3 million, $1.1 million and $1.2 million for the fiscal years ended October 2008, 2007 and 2006, respectively.

For rental and lease agreements as of October 31, 2008, aggregate minimum annual payments for the years subsequent to October 31, 2008 are as follows:

2009	$ 1,184
2010	710
2011	518
2012	448
2013	448
Thereafter	971
	$ 4,279

Service and warranty agreements

Once a fuel cell is installed at a customer site, we generally provide a warranty period on certain components. As the product models are still in development and we have limited operating experience on the fielded fleet, warranty costs are expensed when they can be reasonably estimated or as incurred.

In addition to the standard product warranty, we have contracted with certain customers to provide long-term service for fuel cell power plants ranging from one to 13 years. Our standard service agreement term is five years and may be renewed if the parties mutually agree on future pricing. Pricing for service contracts is based upon the markets in which we compete as well as estimates of future costs. Given our products' early stage of development, actual expenses could be materially different than the contract price resulting in a loss.

Under the provisions of these contracts, we provide services to maintain, monitor, and repair customer power plants to meet minimum operating levels. Should the power plant not meet the minimum operating levels, we may be required to replace the fuel cell stack with a new or used replacement. Our contractual liability under service agreements is limited to the amount of service fees payable under the contract. We have incurred and expect to continue to incur costs in excess of revenues in order to maintain customer power plants under our service agreements. Service agreement and aftermarket costs, net of revenues totaled approximately $19.9 million in fiscal 2008 compared to $10.0 million in fiscal 2007.

In fiscal 2008, our new five-year fuel cell stack went into production, extending the expected life by two years. Service agreements related to power plants that have the five-year stack design are not expected to require a stack change to continue to meet minimum operating levels although we have limited operating experience with these products. Power plants that do not have the new design may require a stack replacement and we expect to continue to incur costs for stack changes as the older three-year stacks reach end of life.

Power purchase agreements

Under the terms of our power purchase agreements, customers agree to purchase power from our fuel cell power plants at negotiated rates, generally for periods of five to ten years. Electricity rates are generally a function of the customer's current and future electricity pricing available from the grid. Revenues are earned and collected under these PPA's as power is produced. As owner of the power plants in these PPA entities, we are responsible for all operating costs necessary to maintain, monitor and repair the power plants. Under certain agreements, we are also responsible for procuring fuel, generally natural gas, to run the power plants. We believe that the assets, including fuel cell power plants in these PPA entities, are carried at fair value on the Consolidated Balance Sheets based on our estimates of future revenues and expenses. Should actual results differ from our estimates, our results of operations could be negatively impacted. We are not required to produce minimum amounts of power under our PPA agreements and we have the right to terminate PPA agreements by giving written notice to the customer, subject to certain exit costs.

Note 17. Supplemental Cash Flow Information

The following represents supplemental cash flow information:

Year Ended October 31,	**2008**	2007	2006
Cash paid during the period for:			
Interest	**$101**	$ 84	$ 102
Supplemental disclosure of non-cash investing and financing activities:			
Impact on investing activities resulting from the sale of a power plant to Sierra Nevada Brewing Co. (1)	**$ —**	$ (3,943)	$ —
Accrued Employee Stock Purchase Plan	**146**	128	140
Common stock issued for employee annual incentive bonus	**1,050**	942	717

(1) In December 2006, we completed the sale of the 1 MW power plant that had been operating under a power purchase agreement to the Sierra Nevada Brewing Co. The net book value of the asset of approximately $3.9 million, which was recorded in property, plant and equipment as of October 31, 2006, was recorded in cost of product sales and revenues upon the sale of the asset. In addition, this sale resulted in the assumption by the buyer of certain of our incentive fund liabilities resulting in a $2.2 million decrease in deferred revenue liabilities, which was recorded in cost of product sales and revenues. Net cash proceeds from this transaction were $1.8 million, which is included within operating activities on the Consolidated Statement of Cash Flows. Refer also to Note 6 - Property, Plant and Equipment.

Note 18. Quarterly Information (Unaudited)

The following tables contain selected unaudited Consolidated Statement of Operations data for each quarter of fiscal years 2008 and 2007. We believe that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Year ended October 31, 2008:					
Revenues	**$ 15,019**	**$ 31,643**	**$ 27,904**	**$ 26,169**	**$ 100,735**
Operating loss	**(19,128)**	**(24,704)**	**(26,146)**	**(22,823)**	**(92,801)**
Net loss	**(18,916)**	**(24,977)**	**(25,980)**	**(23,484)**	**(93,357)**
Preferred stock dividends	**(802)**	**(802)**	**(802)**	**(802)**	**(3,208)**
Net loss to common shareholders	**(19,718)**	**(25,779)**	**(26,782)**	**(24,286)**	**(96,565)**
Loss per basic and diluted common share:					
Net loss to common shareholders	**$ (0.29)**	**$ (0.38)**	**$ (0.39)**	**$ (0.35)**	**$ (1.41)**
Year ended October 31, 2007:					
Revenues	$ 6,834	$ 11,383	$ 13,544	$ 16,473	$ 48,234
Operating loss	(19,764)	(18,534)	(17,733)	(17,114)	(73,145)
Net loss	(19,236)	(18,004)	(15,440)	(15,994)	(68,674)
Preferred stock dividends	(802)	(802)	(802)	(802)	(3,208)
Net loss to common shareholders	(20,038)	(18,806)	(16,242)	(16,796)	(71,882)
Loss per basic and diluted common share:					
Net loss to common shareholders	$ (0.38)	$ (0.32)	$ (0.24)	$ (0.25)	$ (1.16)

Note 19. Subsequent Events

Government Research and Development Contracts

In December 2008, subsequent to the Company's fiscal year end, FuelCell Energy was awarded a contract for Phase II of the U.S. Department of Energy's (DOE) Office of Fossil Energy Solid State Energy Conversion Alliance Coal-Based Systems Cooperative Agreement. The total cost of this phase of the program is $30.2 million of which $21 million will be funded by the DOE. The first $5 million of the program has been funded and will be paid as expenses are billed to the government.

Phase II extends from January 2009 through September 2010 and seeks to build a minimum 25 kW solid oxide fuel cell stack that meets certain cost and performance requirements. The new stack must be suitable for integration into a 250 kW - 1 MW fuel cell power module and a 5 MW proof-of-concept system operating on coal-based syngas (gas created from reacting coal with high temperature coal or steam). The module and proof-of-concept system will be designed, fabricated, and tested in subsequent phases.

Investment in Versa Power Systems, Inc.

In November 2008, the Company invested $0.6 million in Versa in the form of a convertible note. This investment would bring the Company's ownership percentage in Versa to approximately 44% should this and the Company's other convertible note (see Note 2 – Equity Investments) be converted into common stock. If not converted, the $0.6 million note and all accrued interest thereon is due November 2018 unless certain prepayment events occur. In conjunction with this investment the Company also received warrants for the right to purchase an additional 822 shares of common stock with an exercise price of $146 per share. These warrants represent derivatives and will be accounted for consistent with other warrants held by the Company in Versa Power Systems. Under the terms of the convertible notes held by the Company, the principal and interest shall be repaid in cash upon a change of control or certain other significant events.

Quantitative And Qualitative Disclosures About Market Risk

Interest Rate Exposure

Our exposures to market risk for changes in interest rates relate primarily to our investment portfolio and long term debt obligations. Our investment portfolio as of October 31, 2008 includes short-term U.S. treasury instruments with maturities averaging three months or less, as well as long-term U.S. treasury notes with fixed interest rates with maturities through April 2010. Cash is invested overnight with high credit quality financial institutions. Based on our overall interest exposure at October 31, 2008, including all interest rate sensitive instruments, a near-term change in interest rate movements of 1 percent would affect our results of operations by approximately $0.4 million annually.

Foreign Currency Exchange Risk

With our Canadian business entity, FuelCell Energy, Ltd., we are subject to foreign exchange risk, although we have taken steps to mitigate those risks where possible. As of October 31, 2008, approximately $0.07 million (less than one percent) of our total cash, cash equivalents and investments was in currencies other than U.S. dollars. The functional currency of FuelCell Energy, Ltd. is the U.S. dollar. We also make purchases from certain vendors in currencies other than U.S. dollars. Although we have not experienced significant foreign exchange rate losses to date, we may in the future, especially to the extent that we do not engage in currency hedging activities. The economic impact of currency exchange rate movements on our operating results is complex because such changes are often linked to variability in real growth, inflation, interest rates, governmental actions and other factors. These changes, if material, may cause us to adjust our financing and operating strategies. Consequently, isolating the effect of changes in currency does not incorporate these other important economic factors.

Derivative Fair Value Exposure

We have determined that our Series 1 Preferred shares include embedded derivatives that require bifurcation from the host contract and separate accounting in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Specifically, the embedded derivatives requiring bifurcation from the host contract are the conversion feature of the security and the variable dividend obligation. The aggregate fair value of these derivatives included within "Long-term debt and other liabilities" on our Consolidated Balance Sheet as of October 31, 2008 was $0.3 million. The fair value of these derivatives is based on valuation models using various assumptions including historical stock price volatility, risk-free interest rate and a credit spread based on the yield indexes of technology high yield bonds, foreign exchange volatility as the Series 1 Preferred security is denominated in Canadian dollars, and the closing price of our common stock. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the Consolidated Statement of Operations. For example, a 25 percent increase from the closing price of our common stock at October 31, 2008 would result in an increase in the fair value of these derivatives and a charge to the Consolidated Statement of Operations of approximately $0.1 million, assuming all other assumptions remain the same.

We have determined that the 2,286 warrants received in conjunction with our investment in Versa during the third fiscal quarter of 2007 represent derivatives. The fair value of the warrants is based on the Black-Scholes valuation model using historical stock price, volatility (based on a peer group since Versa's common stock is not publicly traded) and risk-free interest rate assumptions. The fair value of this derivative included within Investment and loan to affiliate on our Consolidated Balance Sheet as of October 31, 2008 was $0.3 million. Changes in any of these assumptions will result in fluctuations in the derivative value and will impact the Consolidated Statement of Operations. For example, a 10 percent increase in the volatility assumption used at October 31, 2008 would result in an increase in the fair value of this derivative and a charge to the Consolidated Statement of Operations of approximately $18 thousand, assuming all other assumptions remain the same.

Performance Graph

The following graph compares the annual change in the Company's cumulative total shareholder return on its Common Stock for the five fiscal years ended October 31, 2008 with the cumulative total return on the Russell 2000 and a peer group consisting of Standard Industry Classification (SIC) Group Code 369 companies listed on The American Stock Exchange, Nasdaq Global Market and New York Stock Exchange for that period. It assumes $100 invested on November 1, 2003 with dividends reinvested.


DOLLARS
200
175
150
125
100
75
50
25
0
2003
2004
2005
2006
2007
2008
FUELCELL ENERGY, INC
SIC CODE INDEX
RUSSELL 2000 INDEX

Assumes $100 invested on Nov. 01, 2003
Assumes dividend reinvested fiscal year ended Oct. 31, 2008

Shareholder Information

Corporate Office
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305

Form 10-K
A copy of the Annual Report on Form 10-K for the year ended October 31, 2008, which is filed with the U.S. Securities and Exchange Commission, can be accessed from our website at www.fuelcellenergy.com. We will provide, without charge, a copy of the Annual Report on Form 10-K for the year ended October 31, 2008. You may request a copy by writing to Shareholder Relations at the address below.

Company Contacts
For additional information about FuelCell Energy, Inc. please contact:
Shareholder Relations
FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
IR@fce.com

Corporate Website
www.fuelcellenergy.com

Registrar and Transfer Agent
Shareholders with questions regarding lost certificates, address changes or changes of ownership should contact:
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
(800) 937-5449
(718) 921-8124
info@amstock.com
www.amstock.com

Auditors
KPMG LP

Legal Counsel
Robinson & Cole LLP

The Annual Meeting
The Annual Meeting of Shareholders will be held Thursday, March 26, 2009, at 10:00 a.m. at the Danbury Plaza Hotel & Conference Center, 18 Old Ridgebury Road, Danbury, CT.

Common Stock Price Information
Our common stock trades under the symbol "FCEL" on the Nasdaq National Market. The following table sets forth the high and low sale prices for our common stock for the fiscal periods indicated as reported by the Nasdaq Stock Market during the indicated quarters.

COMMON STOCK	High	Low
Year Ended October 31, 2008		
First Quarter	**$ 13.14**	**$ 7.08**
Second Quarter	**$ 9.24**	**$ 5.43**
Third Quarter	**$ 10.30**	**$ 6.50**
Fourth Quarter	**$ 8.83**	**$ 3.10**
Year Ended October 31, 2007		
First Quarter	$ 7.37	$ 5.84
Second Quarter	$ 9.30	$ 6.15
Third Quarter	$ 8.40	$ 6.30
Fourth Quarter	$ 10.57	$ 7.22

Common Stock Dividend Policy
No cash dividends have been declared or paid by the Company on its common stock since its inception.

Non-Discrimination Statement

In order to provide equal employment and advancement opportunities to all individuals, our employment decisions will be based on merit, qualifications, and abilities. We do not discriminate in employment opportunities or practices on the basis of race, color, religion, creed, age, sex, marital status, national origin, ancestry, past or present history of mental disorder, mental retardation, learning disabilities, physical disability, sexual orientation, gender identification, genetic information, or any other characteristic protected by law.


Printed on 100% post-consumer waste recycled paper.

Officers and Directors

OFFICERS

R. Daniel Brdar
Chairman, President and
Chief Executive Officer

Christopher R. Bentley
Executive Vice President
Government R&D Operations,
Strategic Manufacturing
Development

Bruce A. Ludemann
Senior Vice President
Sales and Marketing

Joseph G. Mahler
Senior Vice President,
Chief Financial Officer,
Secretary, Treasurer,
Corporate Strategy

BOARD OF DIRECTORS

R. Daniel Brdar[2]
President, Chief Executive Officer and Chairman of the Board of Directors

Christof von Branconi
Executive Vice President and Chief Operating Officer of Tognum's Onsite Energy Systems & Components Division

Richard A. Bromley[3]
Retired Vice President-Law and Government for AT&T

James H. England[3]
Independent Business Consultant, Chief Executive Officer and Director of Stahlman-England Irrigation, Inc. and HEMS, LLC, an investment partnership

Glenn H. Epstein[4]
Former Chairman and Chief Executive Officer of Intermagnetics General Corporation

James D. Gerson[3,5]
Private Investor

Thomas L. Kempner[2,5]
Chairman and Chief Executive Officer of Loeb Partners Corporation

William A. Lawson[4,5]
Retired Chairman of the Board of Newcor, Inc.

George K. Petty[2,4]
Former President and Chief Executive Officer of Telus Corporation

John A. Rolls[1,3,5]
Managing Partner of Core Capital Group, a private investment partnership

Togo Dennis West, Jr.[4]
Chairman of TLI Leadership Group

1 Lead Independent Director
2 Executive Committee
3 Audit and Finance Committee
4 Compensation Committee
5 Nominating and Corporate Governance Committee

Statements in this Report relating to matters not historical are forward-looking statements that involve important factors that could cause actual results to differ materially from those anticipated. Cautionary statements identifying such important factors are described in reports, including the Form 10-K for the fiscal year ended October 31, 2008, filed by FuelCell Energy, Inc. with the Securities and Exchange Commission and available at www.fuelcellenergy.com.



FuelCell Energy

Ultra-Clean, Efficient, Reliable Power

CORPORATE OFFICE

FuelCell Energy, Inc.
3 Great Pasture Road
Danbury, CT 06813-1305
203.825.6000

SALES OFFICES

Eastern Region

John Franceschina
jfranceschina@fce.com

Frank Wolak
fwolak@fce.com

Richard Shaw
rshaw@fce.com

Western Region

Joseph Heinzmann
jheinzmann@fce.com

Jeff Cox
jcox@fce.com

Richard Kriete
rkriete@fce.com

Washington, D.C.

Bill Foster
bfoster@fce.com

International

Ben Toby
btoby@fce.com

Canada

Andy Skok
askok@fce.com

DISTRIBUTION PARTNERS

Alliance Power, Inc.
American Capitol Energy
American Wind Power & Hydrogen LLC
Caterpillar Inc.
Chevron Energy Solutions
Enbridge Inc.
The Linde Group
LNG Energy
LOGANEnergy, Corp.
Manuel Bros., Inc.
Marubeni Corporation
MISCO
MTU Onsite Energy GmbH
Pfister Energy
POSCO Power
PowerHouse Energy
PPL Energy Plus
Silverwood Energy

END